82- SUBMISSIONS FACING SHEET

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME WCN Resources Ltd

*CURRENT ADDRESS

**FORMER NAME

**NEW ADDRESS

BEST AVAILABLE COPY

FILE NO. 82- 2418 FISCAL YEAR 12-31-05

- *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B (INITIAL FILING)	☐	AR/S (ANNUAL REPORT)	☑
12G32BR (REINSTATEMENT)	☐	SUPPL (OTHER)	☐
DEF 14A (PROXY)	☐		

OICF/BY: dlw

DAT : 5/8/06

Grove Energy Limited



WGN Resources Ltd

12-31-05
AR/S

82-2418

NOTICE OF ANNUAL GENERAL MEETING OF THE SHAREHOLDERS
OF
GROVE ENERGY LIMITED

TAKE NOTICE that the Annual General Meeting of the Shareholders of GROVE ENERGY LIMITED (hereinafter called the "Company"), will be held at #1710 - 1177 West Hastings Street, in the City of Vancouver, in the Province of British Columbia, on **Thursday, May 18, 2006**, at the hour of **11:00 a.m.** (local time) for the purpose of:

1. Receiving and considering the Report to Shareholders from the Board of Directors.
2. Receiving and considering the Financial Statements of the Company and the Auditors' Report thereon.
3. Approving a Resolution to fix the number of Directors for the ensuing year at **five (5)**.
4. Electing Directors for the ensuing year.
5. Approving the appointment of Auditors for the ensuing year.
6. Considering, and if thought advisable, approving an ordinary resolution for the renewal of the Company's Stock Option Plan, particulars of which are more fully set forth in the Information Circular accompanying this Notice of Meeting;
7. Transacting such other business as may properly come before the meeting or any adjournment thereof.

Shareholders who are unable to attend the Meeting in person are requested to date and sign the enclosed form of instruction of Proxy and to return it to the Company's Registrar and Transfer Agent, **Pacific Corporate Trust Company, 510 Burrard Street, 3rd Floor, Vancouver, B.C., V6C 3B9**, not less than 48 hours (exclusive of Saturdays and Holidays) before the Meeting on **Thursday, May 18, 2006.**

DATED at Vancouver, British Columbia, April 13, 2006.

BY ORDER OF THE BOARD

GROVE ENERGY LIMITED

INFORMATION CIRCULAR
FOR THE 2006
ANNUAL GENERAL MEETING OF SHAREHOLDERS

This information is given as of **April 13, 2006**

SOLICITATION OF PROXIES

This Information Circular is furnished in connection with the solicitation of proxies by the management of **GROVE ENERGY LIMITED** (the "Company" or "Grove") for use at the Annual General Meeting (the "Meeting") of the shareholders of the Company, to be held at the time and place and for the purposes set forth in the accompanying Notice of Meeting and at any adjournment thereof.

These Securityholder materials are being sent to both registered and non-registered owners of the securities. If you are a non-registered owner, and the Company or its agent has sent these materials directly to you, your name and address information about your holdings of securities, have been obtained in accordance with applicable securities regulatory requirements from the intermediary holding on your behalf.

By choosing to send these materials to you directly, the Company (and not the intermediary holding on your behalf) has assumed responsibility for (i) delivering these materials to you, and (ii) executing your proper voting instructions. Please return your voting instructions as specified in the request for voting instructions.

PERSONS OR COMPANIES MAKING THE SOLICITATION

The enclosed instrument of proxy is solicited by management. Solicitations will be made by mail and possibly supplemented by telephone or other personal contact to be made without special compensation by regular officers and employees of the Company. The Company may reimburse shareholders' nominees or agents (including brokers holding shares on behalf of clients) for the cost incurred in obtaining authorization from their principals to execute the instrument of proxy. No solicitation will be made by specifically engaged employees or soliciting agents. The cost of solicitation will be borne by the Company. None of the directors of the Company have advised management in writing that they intend to oppose any action intended to be taken by management as set forth in this Information Circular.

APPOINTMENT AND REVOCATION OF PROXIES

The persons named in the accompanying instrument of proxy are directors or officers of the Company. **A shareholder has the right to appoint a person to attend and act for him on his behalf at the Meeting other than the persons named in the enclosed instrument of proxy. To exercise this right, a shareholder shall strike out the names of the persons named in the instrument of proxy and insert the name of his nominee in the blank space provided, or complete another instrument of proxy.**

The completed instrument of proxy must be dated and signed and the duly completed instrument of proxy must be deposited at the Company's transfer agent, Pacific Corporate Trust Company, 510 Burrard Street, 3rd Floor, Vancouver, B.C., V6C 3B9, at least 48 hours before the time of the Meeting or any adjournment thereof, excluding Saturdays, Sundays and holidays.

The instrument of proxy must be signed by the shareholder or by his duly authorized attorney. If signed by a duly authorized attorney, the instrument of proxy must be accompanied by the original power of attorney or a notarially certified copy thereof. If the shareholder is a corporation, the instrument of proxy must be signed by a duly authorized attorney, officer, or corporate representative, and must be accompanied by the original power of attorney or document whereby the duly authorized officer or corporate representative derives his power, as the case may be, or a notarially certified copy thereof. The Chairman of the Meeting has discretionary authority to accept proxies which do not strictly conform to the foregoing requirements.

In addition to revocation in any other manner permitted by law, a shareholder may revoke a proxy by (a) signing a proxy bearing a later date and depositing it at the place and within the time aforesaid, (b) signing and dating a written notice of revocation (in the same manner as the instrument of proxy is required to be executed as set out in the notes to the instrument of proxy) and either depositing it at the place and within the time aforesaid or with the Chairman of the Meeting on the day of the Meeting or on the day of any adjournment thereof, or (c) registering with the scrutineer at the Meeting as a shareholder present in person, whereupon such proxy shall be deemed to have been revoked.

VOTING OF SHARES AND EXERCISE OF DISCRETION OF PROXIES

On any poll, the persons named in the enclosed instrument of proxy will vote the shares in respect of which they are appointed and, where directions are given by the shareholder in respect of voting for or against any resolution, will do so in accordance with such direction.

In the absence of any direction in the instrument of proxy, it is intended that such shares will be voted in favour of the resolutions placed before the Meeting by management and for the election of the management nominees for directors and auditor, as stated under the headings in this Information Circular. The instrument of proxy enclosed, when properly completed and deposited, confers discretionary authority with respect to amendments or variations to the matters identified in the Notice of Meeting and with respect to any other matters which may be properly brought before the Meeting. At the time of printing of this Information Circular, the management of the Company is not aware that any such amendments, variations or other matters are to be presented for action at the Meeting. However, if any such amendments, variations or other matters should properly come before the Meeting, the proxies hereby solicited will be voted thereon in accordance with the best judgement of the nominee.

NON-REGISTERED HOLDERS

Only registered shareholders or duly appointed proxyholders are permitted to vote at the Meeting. Most shareholders of the Company are "non-registered" shareholders because the shares they own are not registered in their names but are instead registered in the name of the brokerage firm, bank or trust company through which they purchased the shares. More particularly, a person is not a registered shareholder in respect of shares which are held on behalf of that person (the "Non-Registered Holder") but which are registered either: (a) in the name of an intermediary (an "Intermediary") that the Non-Registered Holder deals with in respect of the shares (Intermediaries include, among others, banks, trust companies, securities dealers or brokers and trustees or administrators of self-administered RRSP's, RRIF's, RESPs and similar plans); or (b) in the name of a clearing agency (such as The Canadian Depository for Securities Limited ["CDS"]) of which the Intermediary is a participant. In accordance with the requirements as set out in National Instrument 54-101 of the Canadian Securities Administrators, the Company has distributed copies of the Notice of Meeting, this Information Circular and the form of Proxy (collectively, the "Meeting Materials") to the clearing agencies and Intermediaries for onward distribution to Non-Registered Holders.

Intermediaries are required to forward the Meeting Materials to Non-Registered Holders unless a Non-Registered Holder has waived the right to receive them. Very often, Intermediaries will use service companies to forward the Meeting Materials to Non-Registered Holders. Generally, Non-Registered Holders who have not waived the right to receive Meeting Materials will either:

(a) be given a form of proxy which has already been signed by the Intermediary (typically by a facsimile, stamped signature), which is restricted as to the number of shares beneficially owned by the Non-Registered Holder but which is otherwise not completed. Because the Intermediary has already signed the form of proxy, this form of proxy is not required to be signed by the Non-Registered Holder when submitting the proxy. In this case, the Non-Registered Holder who wishes to submit a proxy should otherwise properly complete the form of proxy and deposit it with the Company's Registrar and Transfer Agent as provided above; or

(b) more typically, be given a voting instruction form which is not signed by the Intermediary, and which, when properly completed and signed by the Non-Registered Holder and returned to the Intermediary or its service company, will constitute voting instructions (often called a "proxy authorization form") which the Intermediary must follow. Typically, the proxy authorization form will consist of a one page pre-printed form. Sometimes, instead of the one page pre-printed form, the proxy authorization form will consist of a regular printed proxy form accompanied by a page of instructions, which contains a removable label containing a bar-code and other information. In order for the form of proxy to validly constitute a proxy authorization form, the Non-Registered Holder must remove the label from the instructions and affix it to the form of proxy, properly complete and sign the form of proxy and return it to the Intermediary or its service company in accordance with the instructions of the Intermediary or its service company.

In either case, the purpose of this procedure is to permit a Non-Registered Holder to direct the voting of the shares which they beneficially own. Should a Non-Registered Holder who receives one of the above forms wish to vote at the Meeting in person, the Non-Registered Holder should strike out the names of the management proxyholders named in the form and insert the Non-Registered Holder's name in the blank space provided. In either case, Non-Registered Holders should carefully follow the instructions of their Intermediary, including those regarding when and where the proxy or proxy authorization form is to be delivered.

VOTING SHARES AND PRINCIPAL HOLDERS THEREOF

On **April 13, 2006, 134,172,478** common shares without par value were issued and outstanding, each share carrying the right to one vote. At a general meeting of the Company, on a show of hands, every shareholder present in person shall have one vote and, on a poll, every shareholder shall have one vote for each share of which he is the holder.

Only shareholders of record at the close of business on **April 13, 2006**, who either personally attend the Meeting or who complete and deliver an instrument of proxy in the manner and subject to the provisions set out under the heading "Appointment and Revocation of Proxies" will be entitled to have his or her shares voted at the Meeting or any adjournment thereof.

To the knowledge of the directors and executive officers of the Company, only the following beneficially own, directly or indirectly, or exercise control or direction over, shares carrying more than 10% of the voting rights attached to all outstanding shares of the Company:

Name of Shareholder	**Number of Shares**	**Percentage of Issued and Outstanding**
CDS & Co. (1)	118,980,315	88.6%

(1) The beneficial owners of the shares thus shown are not known to Management of the Company.

INTEREST OF CERTAIN PERSONS OR COMPANIES IN MATTERS TO BE ACTED UPON

Other than as disclosed elsewhere in this Information Circular, none of the directors or executive officers of the Company, no proposed nominee for election as a director of the Company, none of the persons who have been directors or executive officers of the Company since the commencement of the Company's last completed financial year and no associate or affiliate of any of the foregoing persons has any material interest, direct or indirect, by way of beneficial ownership of securities or otherwise, in any matter to be acted upon at the Meeting.

INTEREST OF INFORMED PERSONS IN MATERIAL TRANSACTIONS

For the purposes of this Information Circular, "informed person" means:

(a) a director or executive officer of the Company;

(b) a director or executive officer of a person or company that is itself an informed person or subsidiary of the Company;

(c) any person or company who beneficially owns, directly or indirectly, voting securities of the Company or who exercises control or direction over voting securities of the Company, or a combination of both, carrying more than 10% of the voting rights attached to all outstanding voting securities of the Company, other than voting securities held by the person or company as underwriter in the course of a distribution; and

(d) the Company if it has purchased, redeemed or otherwise acquired any of its own securities, for so long as it holds any of its securities.

No informed person, no proposed director of the Company and no associate or affiliate of any such informed person or proposed director, has any material interest, direct or indirect, in any material transaction since the commencement of the Company's last completed financial year or in any proposed transaction, which, in either case, has materially affected or will materially affect the Company or any of its subsidiaries.

STATEMENT OF EXECUTIVE COMPENSATION

A. Executive Officers of the Company

For the purposes of this Information Circular:

"CEO" of the Company means each individual who served as Chief Executive Officer of the Company or acted in a similar capacity during the most recently completed financial year;

"CFO" of the Company means each individual who served as Chief Financial Officer of the Company or acted in a similar capacity during the most recently completed financial year;

"executive officer" of the Company means an individual who is the Chairman or Vice-Chairman of the Board, the President, a Vice-President in charge of a principal business unit, division or function including sales, finance or production, an officer of the Company or any of its subsidiaries who performed a policy-making function in respect of the Company, or any other individual who performed a policy-making function in respect of the Company; and

"Named Executive Officers" means:

(a) each CEO;

(b) each CFO;

(c) each of the Company's three most highly compensated executive officers, other than the CEO and CFO, who were serving as executive officers at the end of the most recently completed financial year and whose total salary and bonus exceeded $150,000; and

(d) any additional individuals who would have been included under paragraph (c) were it not for the fact that the individual was not serving as an officer at the end of the most recently completed financial year.

B. Summary Compensation Table

		Annual Compensation			Long Term Compensation			
					Awards		Payouts	
Name and Principal Position	Year Ending	Salary ($)	Bonus ($)	Other Annual Compen-sation ($)	Securities Under Options/ SARs Granted (#)	Shares Or Units Subject to Resale Restrictions ($)	LTIP Payouts ($)	All Other Compen-sation ($)
Glenn Whiddon	2005	205,000	Nil	Nil	800,000 $0.80	Nil	Nil	0
Director President,	2004	207,000	Nil	Nil	200,000/ $0.40	Nil	Nil	0
CEO	2003	U.S.46,313	Nil	Nil	Nil	Nil	Nil	0
Feroz Sultan (1) Chief Operating Officer and Director	2005	203,000	Nil	Nil	700,000 $0.80	Nil	Nil	0
	2004	207,000	Nil	Nil	200,000/ $0.40	Nil	Nil	0
	2003	2,032	Nil	Nil	400,000/ $0.15	Nil	Nil	0
Anthony Hawkshaw (2) Chief Financial Officer	2005	163,000	Nil	Nil	625,000 $0.80	Nil	Nil	0
	2004	9,000	Nil	Nil	200,000/ $0.40	Nil	Nil	0

(1) Mr. Sultan joined Grove in November 2003 as Chief Executive Officer and held that position until October 2004.

(2) Anthony Hawkshaw, Grove's Chief Financial Officer was appointed on September 27, 2004.

C. Long-term Incentive Plan ("LTIP") Awards

The Company does not have any Long-term Incentive Plans and, save as disclosed above, no remuneration payments were made directly or indirectly, by the Company to its named Executive Officers during the fiscal year ended **December 31, 2005**.

An LTIP means "any Plan providing compensation intended to serve as an incentive for performance to occur over a period longer than one fiscal year, whether performance is measured by reference to financial performance of a Company or an affiliate or the price of the Company's shares but does not include option or stock appreciation rights, plans or plans for compensation through restricted shares or units."

D. Options and Stock Appreciation Rights ("SARs")

The Company has in place a Stock Option Plan for the purpose of attracting and motivating Directors, Officers, Employees and Consultants of the Company and advancing the interests of the Company by affording such persons the opportunity to acquire an equity interest in the Company through rights granted under the Plan to purchase shares of the Company. See "Particulars Of Other Matters To Be Acted Upon – approval of Stock Option Plan" below for details relating to the Company's existing Stock Option Plan.

The following table discloses the particulars of the Options or SARs granted to the Named Executive Officers during the Company's completed financial year ended **December 31, 2005**.

Name	Securities Under Options/SARs Granted (#)	% of Total Options/SARs Granted to Employees in Financial Year	Exercise or Base Price ($/Security)	Market Value of Securities Underlying Options/SARs on the Date of Grant ($/Security)	Expiration Date
Glenn Whiddon	800,000	17.2%	$0.80	$0.70	Jun 1, 2008
Feroz Sultan	700,000	15%	$0.80	$0.70	Jun 1, 2008
Anthony Hawkshaw	625,000	13.4%	$0.80	$0.70	Jun 1, 2008

AGGREGATED OPTION/SAR EXERCISES DURING THE MOST RECENTLY COMPLETED FINANCIAL YEAR AND FINANCIAL YEAR-END OPTION/SAR VALUES

Name	Securities Acquired on Exercise (#)	Aggregate Value Realized ($)	Unexercised Options/SARs at FY-End (#) Exercisable/Unexercisable	Value of Unexercised in the-Money Options/SARs at FY-End ($) Exercisable/Unexercisable
Glenn Whiddon	475,000	$114,000	1,000,000	$660,000
Feroz Sultan	NIL	NIL	1,300,000	$858,000
Anthony Hawkshaw	NIL	NIL	825,000	$544,500

OPTION AND SAR RE-PRICINGS

There were no re-pricings of Stock Options under the Stock Option Plan or otherwise during the Company's completed financial year ended **December 31, 2005**.

DEFINED BENEFIT OR ACTUARIAL PLAN

The Company does not have a defined benefit or actuarial plan.

E. Termination of Employment, Change in Responsibilities and Employment Contracts

The Company has service contracts with the Named Executive Officers. The Named Executive Officers devote a portion of their time to the Company and a portion of their time to other Companies where they are Directors and/or Officers. Accordingly, the named Executive Officers invoice the Company based on the percentage of time each of the individuals devote to the Company.

There are no compensatory plans or arrangements between the Company and a Named Executive Officer with respect to the resignation, retirement or other termination of employment of the Named Executive Officer, a change in control of the Company or a change in the Named Executive Officer's responsibilities following a change in control of the Company involving an amount, including all periodic payments or instalments, exceeding $100,000. However, ,the Company is in the process of negotiating in good faith service and consultancy agreements with Messrs Whiddon, Zimmer and Hawkshaw and these agreements will provide for a termination payment in the event that there is a change in control of the Company. The terms of these agreements have not yet been agreed between the parties and negotiations are continuing.

Mr Whiddon has agreed to provide his services as Chief Executive Officer and Director for a period of two years commencing from 1 December 2005. For the services provided by Mr Whiddon he will be paid £150,000 per annum, plus expenses. The terms of Mr Whiddon's agreement with the Company are to be contained in a services agreement. The terms of this agreement are currently being negotiated.

Pursuant to a services agreement dated 5 April 2005, Mr Sultan has agreed to provide his services as Chief Operating Officer and Director for a period of two years commencing from 1 January 2005. For these services, Mr. Sultan will be paid £90,000 per annum, plus expenses. Both the Company and Mr Sultan are entitled to terminate the agreement with three months written notice to the other party.

Mr Zimmer has agreed to provide his services as President and Director for a period of two years commencing from 13 March 2006. For the services provided by Mr Zimmer he will be paid £150,000 per annum, plus expenses. The terms of Mr Zimmer's agreement with the Company are to be contained in a consultancy agreement. The terms of this agreement are currently being negotiated.

Mr Hawkshaw has agreed to provide his services as CFO of the Company. For the services provided by Mr Hawkshaw he will be paid £105,000 per annum, plus expenses. The terms of Mr Hawkshaw's agreement with the Company are to be contained in a consultancy agreement. The terms of this agreement are currently being negotiated.

Mr. Knowles has entered into an agreement with Grove dated October 22, 2004. Mr Knowles receives director's fees at the rate of £1,600 per month plus a day rate for additional work undertaken and will be reimbursed for any expenses which he may incur in performance of his duties.

Mr. Childs receives director's fees at the rate of A$2,500 per month plus a day rate for additional work undertaken and will be reimbursed for any expenses which he may incur in performance of his duties.

In addition the Directors have also approved a share dealing code which places restrictions on directors and "applicable employees" (as defined in the AIM rules) from dealing in the Company's securities during "blackout periods" which includes periods when there is unpublished price sensitive information and periods leading up to the announcement of the Company's financial results. The adoption of the share dealing code is to ensure that the restrictions contained in the AIM rules and the rules of the TSX Venture Exchange are complied with by directors, applicable employees and other persons in possession of price sensitive information.

F. Compensation of Directors

During the most recently competed financial year, the following stock options were granted to directors who are not Named Executive Officers:

Name	Number of Shares Under Option	Exercise Price ($/Share)	Market Value of Securities Underlying Options on the Date of Grant ($/Share)	Expiration Date
Andrew Childs	400,000	$0.80	$0.70	Jun 1, 2008
Michael Knowles	150,000	$0.80	$0.70	Jun 1, 2008

During the most recently competed financial year, no stock options were exercised by directors who are not Named Executive Officers.

During its most recently completed financial year, Grove made arrangements to pay fees of $205,000 to Mr. Whiddon,$203,000 to Mr. Sultan, $9,600 to Mr. Greenway, $43,700 to Mr. Knowles and $18,000 to Mr. Childs. The aggregate remuneration paid and benefits in kind granted to the directors of Grove for the financial period ended December 31, 2004 was $479,300.

The Corporation has entered into indemnification agreements with the directors of the Corporation pursuant to which the Corporation agrees to indemnify the directors against all losses or damages incurred by the directors subject to the directors acting in good faith and in the best interests of the Corporation.

Other than as set forth in the foregoing, no director of the Company who is not a Named Executive Officer has received, during the most recently completed financial year, compensation pursuant to:

(a) any standard arrangement for the compensation of directors for their services in their capacity as directors, including any additional amounts payable for committee participation or special assignments;

(b) any other arrangement, in addition to, or in lieu of, any standard arrangement, for the compensation of directors in their capacity as directors; or

(c) any arrangement for the compensation of directors for services as consultants or experts.

SECURITIES AUTHORIZED FOR ISSUANCE UNDER EQUITY COMPENSATION PLANS

The following table sets forth details of the Company's compensation plans under which equity securities of the Company are authorized for issuance at the end of the Company's most recently completed financial year.

Plan Category	Number of securities to be issued upon exercise of outstanding options, warrants and rights	Weighted-average exercise price of outstanding options, warrants and rights	Number of securities remaining available for future issuance under equity compensation plans
Equity compensation plans approved by securityholders	17,983,333	$0.56	5,803,314
Equity compensation plans not approved by securityholders	Nil	Nil	Nil
Total	17,983,333	$0.56	5,803,314

INDEBTEDNESS OF DIRECTORS AND EXECUTIVE OFFICERS

No executive officer, director, employee, former executive officer, former director, former employee, proposed nominee for election as a director, or associate of any such person has been indebted to the Company or its subsidiaries at any time since the commencement of the Company's last completed financial year. No guarantee, support agreement, letter of credit or other similar arrangement or understanding has been provided by the Company or its subsidiaries at any time since the beginning of the most recently completed financial year with respect to any indebtedness of any such person.

MANAGEMENT CONTRACTS

During the Company's most recently completed financial year ended **December 31, 2005** there were no management functions of the Company, which were to any substantial degree performed by a person other than a Director or senior Officer of the Company.

CORPORATE GOVERNANCE

Pursuant to National Policy 58-101 *Disclosure of Corporate Governance Practices* the Company is required to and hereby discloses its corporate governance practices as follows.

1. Board of Directors

The Board of Directors of the Company facilitates its exercise of independent supervision over the Company's management through frequent meetings of the Board. The Board has adopted a Statement of Board and Management Functions pursuant to which the role and responsibilities of the Board are set out in detail.

Mr Knowles and Mr Childs, directors of the Company, are "independent" in that they are independent and free from any interest and any business or other relationship which could or could reasonably be perceived to, materially interfere with the director's ability to act with the best interests of the Company, other than the interests and relationships arising from shareholdings. Mr Whiddon is the CEO of the Company and is therefore not independent. Mr Zimmer who is the President of the Company is not independent. Mr Sultan is COO and is, therefore, not independent.

2. Directorships

The following table discloses directors who are currently directors of other Reporting Issuers:

Name of Director:	Other Reporting Issuers:
Glenn Whiddon	Chairman of the Board Statesman Resources Ltd. Director of Segue Resources Limited Director of OmegaCorp Limited
Feroz Sultan	Nil
Michael Knowles	Director, IKON Science Limited; Director, Virgo Energy Limited
Andrew Childs	Nil

3. Orientation and Continuing Education

The Board of Directors of the Company brief all new directors with the policies of the Board of Directors, and other relevant corporate and business information.

4. Ethical Business Conduct

The Board has found that the fiduciary duties placed on individual directors by the Company's governing corporate legislation and the common law and the restrictions placed by applicable corporate legislation on an individual director's participation in decisions of the Board in which the director has an interest have been sufficient to ensure that the Board operates independently of management and in the best interests of the Company. To this end the Board has adopted a Code of Ethics and Conduct to regulate its conduct.

Under the corporate legislation, a director is required to act honestly and in good faith with a view to the best interests of the Company and exercise the care, diligence and skill that a reasonably prudent person would exercise in comparable circumstances, and disclose to the board the nature and extent of any interest of the director in any material contract or material transaction, whether made or proposed, if the director is a party to the contract or transaction, is a director or officer (or an individual acting in a similar capacity) of a party to the contract or transaction or has a material interest in a party to the contract or transaction. The director must then abstain from voting on the contract or transaction unless the contract or transaction (i) relates primarily to their remuneration as a director, officer, employee or agent of the Company or an affiliate of the Company, (ii) is for indemnity or insurance for the benefit of the director in connection with the Company, or (iii) is with an affiliate of the corporation. If the director abstains from voting after disclosure of their interest, the directors approve the contract or transaction and the contract or transaction was reasonable and fair to the Company at the time it was entered into, the contract or transaction is not invalid and the director is not accountable to the Company for any profit realized from the contract or transaction. Otherwise, the director must have acted honestly and in good faith, the contract or transaction must have been reasonable and fair to the Company and the contract or transaction be approved by the shareholders by a special resolution after receiving full disclosure of its terms in order for the director to avoid such liability or the contract or transaction being invalid.

5. Nomination of Directors

The Board of Directors is responsible for identifying individuals qualified to become new Board members and recommending to the Board new director nominees for the next annual meeting the shareholders.

New nominees must have a track record in general business management, special expertise in an area of strategic interest to the Company, the ability to devote the time required, shown support for the Company's mission and strategic objectives, and a willingness to serve.

6. Compensation

The Board has established a compensation committee to advise the Board with respect to the remuneration of Directors and executive officers.

The Compensation Committee conducts reviews with regard to directors' compensation once a year. To make its recommendation on directors' compensation, the Board of Directors takes into account the types of compensation and the amounts paid to directors of comparable publicly traded Canadian companies and the recommendations of the Compensation Committee.

7. Other Board Committees

Other than the Audit Committee, the Company also has a Compensation Committee and a Disclosure Policy Committee.

8. Assessments

The Board of Directors monitors the adequacy of information given to directors, communication between the board and management and the strategic direction and processes of the board and committees.

AUDIT COMMITTEE AND RELATIONSHIP WITH AUDITOR

Multilateral Instrument 52-110 of the Canadian Securities Administrators ("MI 52-110") requires the Company, as a venture issuer, to disclose annually in its Information Circular certain information concerning the constitution of its audit committee and its relationship with its independent auditor, as set forth in the following.

The Company's audit committee is governed by an audit committee charter, the text of which is attached as Schedule A to this Information Circular.

The Company's audit committee is comprised of three directors, Andrew Childs, Glenn Whiddon, and Michael Knowles. As defined in MI 52-110, Mr. Whiddon is not "independent" and Mr. Childs and Mr. Knowles are "independent". Also as defined in MI 52-110, all of the audit committee members are "financially literate."

Since the commencement of the Company's most recently completed financial year, the Company's Board of Directors has not failed to adopt a recommendation of the audit committee to nominate or compensate an external auditor.

Since the effective date of MI 52-110, the Company has not relied on the exemptions contained in sections 2.4 or 8 of MI 52-110. Section 2.4 provides an exemption from the requirement that the audit committee must pre-approve all non-audit services to be provided by the auditor, where the total amount of fees related to the non-audit services are not expected to exceed 5% of the total fees payable to the auditor in the fiscal year in which the non-audit services were provided. Section 8 permits a company to apply to a securities regulatory authority for an exemption from the requirements of MI 52-110, in whole or in part.

The audit committee has not adopted specific policies and procedures for the engagement of non-audit services. Subject to the requirements of MI 52-110, the engagement of non-audit services is considered by the Company's Board of Directors, and where applicable the audit committee, on a case-by-case basis.

In the following table, "audit fees" are fees billed by the Company's external auditor for services provided in auditing the Company's annual financial statements for the subject year. "Audit-related fees" are fees not included in audit fees that are billed by the auditor for assurance and related services that are reasonably related to the performance of the audit or review of the Company's financial statements. "Tax fees" are fees billed by the auditor for professional services rendered for tax compliance, tax advice and tax planning. "All other fees" are fees billed by the auditor for products and services not included in the foregoing categories.

The fees paid by the Company to its auditor in each of the last two fiscal years, by category, are as follows:

Financial Year Ending	Audit Fees	Audit Related Fees	Tax Fees	All Other Fees
December 31, 2004	$24,500	44,000	Nil	Nil
December 31, 2005	$35,000	Nil	Nil	Nil

The Company is relying on the exemption provided by section 6.1 of MI 52-110 which provides that the Company, as a venture issuer, is not required to comply with Part 3 (Composition of the Audit Committee) and Part 5 (Reporting Obligations) of MI 52-110.

PARTICULARS OF MATTERS TO BE ACTED UPON

A. Election of Directors

Management intends to propose for adoption an ordinary resolution that the number of directors of the Company be fixed at **five**.

Each director of the Company is elected annually and holds office until the next Annual General Meeting of the shareholders unless that person ceases to be a director before then. In the absence of instructions to the contrary, the shares represented by proxy will, on a poll, be voted for the nominees herein listed. **Management does not contemplate that any of the nominees will be unable to serve as a director.**

The following table sets out the names of the persons to be nominated for election as directors, the positions and offices which they presently hold with the Company, their respective principal occupations and the number of shares of the Company which each beneficially owns, directly or indirectly, or over which control or direction is exercised, as of the date of this Information Circular:

Name of Nominee, Residence and Present Positions Held	Principal Occupation	Director Since	Number of Shares Beneficially Owned or Controlled
GLENN ROSS WHIDDON [(1)] Perth, Australia **Director and Chief Executive Officer**	Director, Grove Energy Limited	September 18,1996	8,335,000
WOLFGANG ZIMMER **President**	President, Grove Energy Limited	Not Previously a Director	Nil
FEROZ ABDUL SULTAN London, England **Director and Chief Operating Officer**	Petroleum Geologist	November 13, 2003	700,000
ANDREW CHILDS [(1)] Perth, Western Australia **Director**	Recruitment Consultant	May 12, 2005	394,612
MICHAEL GORDON KNOWLES [(1)] Oxted, United Kingdom **Director**	Director, IKON Science Limited; Director, Virgo Energy Limited	September 16, 2004	Nil

(1) Member of the Audit Committee

The terms of office of those nominees who are presently Directors will expire as of the date of the Meeting. All of the Directors who are elected at the Meeting will have their term of office expire at the next Annual General Meeting of the Company.

No proposed director of the Company is, or within the 10 years before the date of this Information Circular has been, a director or executive officer of any company that, while that person was acting in that capacity:

(a) was the subject of a cease trade or similar order or an order that denied the company access to any exemption under securities legislation, for a period of more than 30 consecutive days;

(b) was subject to an event that resulted, after the director or executive officer ceased to be a director or executive officer, in the company being the subject of a cease trade or similar order or an order that denied the relevant company access to any exemption under securities legislation, for a period of more that 30 consecutive days; or

(c) within a year of that person ceasing to act in that capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors, or had a receiver, receiver manager or trustee appointed to hold its assets.

No proposed director of the Company has, within the 10 years before the date of this Information Circular, become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or become subject to or instituted any proceedings, arrangement or compromise with creditors, or had a receiver, receiver manager or trustee appointed to hold the assets of the proposed director.

The above information was provided by management of the Company.

B. Appointment of Auditor

Management proposes that **MacKay LLP**, Chartered Accountants, of **Suite 1100 – 1177 West Hastings Street, Vancouver, B.C., V6Z 4T5** be re-appointed auditors of the Company for the ensuing year at a remuneration to be negotiated between the Auditor and the Directors.

C. Incentive Stock Option Plan

At the Meeting, shareholders will be asked to consider and, if thought fit, to pass an ordinary resolution approving the renewal of the Company's Stock Option Plan (the "Plan"). The Plan was most recently approved by shareholders at the Company's Annual and Special General Meeting held **May 12, 2005**. It is a condition of Exchange approval of the Plan that shareholder approval be obtained annually. The purpose of the Plan is to assist the Company in attracting, retaining and motivating directors, officers and employees of the Company and to closely align the personal interests of such directors, officers and employees with the interests of the Company and its shareholders. Options granted under the Plan are non-assignable and may be granted for a term not exceeding that permitted by the Exchange (currently five years). A summary of the material aspects of the Plan is as follows:

1. the Plan will be administered by the Company's Board of Directors or, if the Board so designates, a Committee of the Board appointed in accordance with the Plan to administer the Plan;
2. the maximum number of shares in respect of which options may be outstanding under the Plan at any given time is equivalent to 10% of the issued and outstanding shares of the Company at that time, less the number of shares, if any, subject to Prior Options;
3. following termination of an optionee's employment, directorship, consulting agreement or other qualified position, the optionee's option shall terminate upon the expiry of such period of time following termination, not to exceed 90 days (30 days if the optionee is engaged in providing investor relations services), as has been determined by the directors;
4. an option granted under the Plan will terminate one year following the death of the optionee. These provisions do not have the effect of extending the term of an option which would have expired earlier in accordance with its terms, and do not apply to any portion of an option which had not vested at the time of death or other termination;
5. as long as required by Exchange policy, no one individual may receive options on more than 5% of the issued and outstanding shares of the Company (the "Outstanding Shares") in any 12 month period, no one consultant may receive options on more than 2% of the Outstanding Shares in any 12 month period, and options granted to persons employed to provide investor relations services may not exceed, in the aggregate, 2% of the Outstanding Shares in any 12 month period;
6. options may not be granted at prices that are less than the Discounted Market Price as defined in Exchange policy which, subject to certain exceptions, generally means the most recent closing price of the Company's shares on the Exchange, less a discount of from 15% to 25%, depending on the trading value of the Company's shares;
7. any amendment of the terms of an option shall be subject to any required regulatory and shareholder approvals; and
8. in the event of a reorganization of the Company or the amalgamation, merger or consolidation of the shares of the Company, the Board of Directors shall make such appropriate provisions for the protection of the rights of the optionee as it may deem advisable.

A copy of the Company's current Plan will be available for review at the meeting. The directors recommend that shareholders approve the renewal of the Company's Option Plan.

OTHER MATTERS TO BE ACTED UPON

The Company will consider and transact such other business as may properly come before the Meeting or any adjournment thereof. The Management of the Company knows of no other matters to come before the Meeting other than those referred to in the Notice of Meeting. Should any other matters properly come before the Meeting, the shares represented by the proxy solicited hereby will be voted on such matter in accordance with the best judgment of the persons voting by proxy.

ADDITIONAL INFORMATION

Additional Information concerning the Company is available on SEDAR at www.sedar.com. Financial Information concerning the Company is provided in the Company's comparative financial statements and Management's Discussion and Analysis for the financial year ended **December 31, 2005**.

Shareholders wishing to obtain a copy of the Company's financial statements and Management's Discussion and Analysis may contact the Company as follows:

GROVE ENERGY LIMITED
#1500 – 885 West Georgia Street
Vancouver, BC V6C 3E8
Telephone: 604-669-2099
Fax: 604-943-3716
E-mail: office@groveenergy.com

BOARD APPROVAL

The content and sending of this Information Circular has been approved by the Company's Board of Directors. The foregoing contains no untrue statement of a material fact and does not omit to state a material fact that is required to be stated or that is necessary to make a statement not misleading in the light of the circumstances in which it was made.

DATED at Vancouver, British Columbia, **April 13, 2006.**

ON BEHALF OF THE BOARD

"Glenn R. Whiddon"

GLENN R. WHIDDON,
Director

SCHEDULE "A"

GROVE ENERGY LIMITED

(the "Company")

AUDIT COMMITTEE CHARTER

PURPOSE OF THE COMMITTEE

The purpose of the Audit Committee (the "Committee") of the Board of Directors (the "Board") of the Company is to provide an open avenue of communication between management, the Company's independent auditor and the Board and to assist the Board in its oversight of:

- the integrity, adequacy and timeliness of the Company's financial reporting and disclosure practices;
- the Company's compliance with legal and regulatory requirements related to financial reporting; and
- the independence and performance of the Company's independent auditor.

The Committee shall also perform any other activities consistent with this Charter, the Company's articles and governing laws as the Committee or Board deems necessary or appropriate.

The Committee shall consist of at least three directors. Members of the Committee shall be appointed by the Board and may be removed by the Board in its discretion. The members of the Committee shall elect a Chairman from among their number. A majority of the members of the Committee must not be officers or employees of the Company or of an affiliate of the Company. The quorum for a meeting of the Committee is a majority of the members who are not officers or employees of the Company or of an affiliate of the Company. With the exception of the foregoing quorum requirement, the Committee may determine its own procedures.

The Committee's role is one of oversight. Management is responsible for preparing the Company's financial statements and other financial information and for the fair presentation of the information set forth in the financial statements in accordance with generally accepted accounting principles ("GAAP"). Management is also responsible for establishing internal controls and procedures and for maintaining the appropriate accounting and financial reporting principles and policies designed to assure compliance with accounting standards and all applicable laws and regulations.

The independent auditor's responsibility is to audit the Company's financial statements and provide its opinion, based on its audit conducted in accordance with generally accepted auditing standards, that the financial statements present fairly, in all material respects, the financial position, results of operations and cash flows of the Company in accordance with GAAP.

The Committee is responsible for recommending to the Board the independent auditor to be nominated for the purpose of auditing the Company's financial statements, preparing or issuing an auditor's report or performing other audit, review or attest services for the Company, and for reviewing and recommending the compensation of the independent auditor. The Committee is also directly responsible for the evaluation of and oversight of the work of the independent auditor. The independent auditor shall report directly to the Committee.

AUTHORITY AND RESPONSIBILITIES

In addition to the foregoing, in performing its oversight responsibilities the Committee shall:

1. Monitor the adequacy of this Charter and recommend any proposed changes to the Board.

2. Review the appointments of the Company's Chief Financial Officer and any other key financial executives involved in the financial reporting process.

3. Review with management and the independent auditor the adequacy and effectiveness of the Company's accounting and financial controls and the adequacy and timeliness of its financial reporting processes.

4. Review with management and the independent auditor the annual financial statements and related documents and review with management the unaudited quarterly financial statements and related documents, prior to filing or distribution, including matters required to be reviewed under applicable legal or regulatory requirements.

5. Where appropriate and prior to release, review with management any news releases that disclose annual or interim financial results or contain other significant financial information that has not previously been released to the public.

6. Review the Company's financial reporting and accounting standards and principles and significant changes in such standards or principles or in their application, including key accounting decisions affecting the financial statements, alternatives thereto and the rationale for decisions made.

7. Review the quality and appropriateness of the accounting policies and the clarity of financial information and disclosure practices adopted by the Company, including consideration of the independent auditor's judgment about the quality and appropriateness of the Company's accounting policies. This review may include discussions with the independent auditor without the presence of management.

8. Review with management and the independent auditor significant related party transactions and potential conflicts of interest.

9. Pre-approve all non-audit services to be provided to the Company by the independent auditor.

10. Monitor the independence of the independent auditor by reviewing all relationships between the independent auditor and the Company and all non-audit work performed for the Company by the independent auditor.

11. Establish and review the Company's procedures for the:

    - receipt, retention and treatment of complaints regarding accounting, financial disclosure, internal controls or auditing matters; and
    - confidential, anonymous submission by employees regarding questionable accounting, auditing and financial reporting and disclosure matters.

12. Conduct or authorize investigations into any matters that the Committee believes is within the scope of its responsibilities. The Committee has the authority to retain independent counsel, accountants or other advisors to assist it, as it considers necessary, to carry out its duties, and to set and pay the compensation of such advisors at the expense of the Company.

13. Perform such other functions and exercise such other powers as are prescribed from time to time for the audit committee of a reporting company in Parts 2 and 4 of Multilateral Instrument 52-110 of the Canadian Securities Administrators, the *Business Corporations Act* (British Columbia) and the articles of the Company.

Grove Energy Limited

Audited Annual Financial Statements

For the year ended December 31, 2005

CHARTERED ACCOUNTANTS
MacKay LLP

1100 – 1177 West Hastings Street
Vancouver, BC V6E 4T5
Tel: 604-687-4511
Fax: 604-687-5805
Toll Free: 1-800-351-0426
www.MacKayLLP.ca

mackay.ca

Auditors' Report

To the Shareholders' of
Grove Energy Limited

We have audited the consolidated balance sheets of Grove Energy Limited as at December 31, 2005, 2004 and 2003 and the consolidated statements of operations, shareholders' equity, petroleum and natural gas expenditures, and cash flows for the years then ended. These financial statements are the responsibility of the company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the company as at December 31, 2005, 2004, and 2003 and the results of its operations and its cash flows for the years then ended in accordance with Canadian generally accepted accounting principles.

"MacKay LLP"
Chartered Accountants

Vancouver, Canada
April 11, 2006

Grove Energy Limited
Consolidated Balance Sheets
As at December 31,

		2005		2004		2003
Assets						
Current						
Cash and cash equivalents (Note 3)	$	10,942,966	$	21,675,888	$	790,945
Temporary investment (Note 3)		-		2,000,000		-
Accounts receivable		40,397		300,504		69,432
Prepaid expenses		87,074		12,045		9,155
Total Current Assets		11,070,437		23,988,437		869,532
Refundable value added tax (Note 4)		864,215		391,616		-
Petroleum and natural gas properties (Note 5)		18,848,102		9,050,562		894,027
Equipment		26,389		26,930		3,329
Total Assets	**$**	**30,809,143**	**$**	**33,457,545**	**$**	**1,766,888**
Liabilities						
Current						
Accounts payable and accrued liabilities (Note 6)	$	1,617,470	$	3,948,124	$	66,153
Share subscriptions received		-		-		950,000
Convertible promissory note (Note 7)		-		305,556		-
Total Current Liabilities		1,617,470		4,253,680		1,016,153
Provision for asset retirement obligation (Note 8)		610,639		573,047		-
Convertible promissory note		-		-		275,874
Total Liabilities		**2,228,109**		**4,826,727**		**1,292,027**
Shareholders' Equity						
Share capital (Note 9)						
Authorized:						
Unlimited common shares of no par value						
Issued:						
December 31, 2003 – 24,996,311common shares						
December 31, 2004 – 110,100,102 common shares						
December 31, 2005 – 129,783,145 common shares		61,987,868		54,106,335		21,018,573
Additional paid in capital		1,814,490		2,349,700		486,200
Deficit		(35,221,324)		(27,825,217)		(21,029,912)
Total Shareholders' Equity		**28,581,034**		**28,630,818**		**474,861**
Total Liabilities and Shareholders' Equity	**$**	**30,809,143**	**$**	**33,457,545**	**$**	**1,766,888**

Commitments and contingencies (Notes 5 and 15)
Subsequent events (Note 17)

See accompanying notes to consolidated financial statements

"Glenn Whiddon"
______________________ Director

"Feroz Sultan"
______________________ Director

Grove Energy Limited
Consolidated Statements of Operations
For the years ended December 31,

	2005	2004	2003
Operating costs			
General and administration	$ 3,307,120	$ 2,195,669	$ 452,656
Depreciation and amortization	23,261	4,766	1,293
Exploration expense	157,210	-	-
Asset retirement obligation (Note 8)	37,592	-	-
Stock-based compensation (Note 10)	775,460	804,000	176,000
Loss before undernoted	4,300,643	3,004,435	629,949
Foreign exchange (gain) loss (Note 11)	1,698,190	1,857	(55,703)
Interest and other income	(215,316)	(41,614)	(1,312)
Write-down of petroleum and natural gas properties	1,612,590	56,353	-
Discontinued operations	-	-	(521,495)
Net loss for the year	**$ 7,396,107**	**$ 3,021,031**	**$ 51,439**
Earnings (loss) per share			
Basic and fully-diluted income (loss) per share before discontinued operations	$ (0.06)	$ (0.06)	$ (0.02)
Basic and fully-diluted income (loss) per share	$ (0.06)	$ (0.06)	$ (0.00)
Weighted average shares outstanding	124,507,593	51,329,330	24,462,687

See accompanying notes to consolidated financial statements

Grove Energy Limited
Consolidated Statements of Cash Flows
For the years ended December 31,

		2005		2004		2003
Operating activities						
Net loss for the year	$	(7,396,107)	$	(3,021,031)	$	(51,439)
Items not affecting cash						
Depreciation and amortization		23,261		4,766		1,293
Asset retirement obligation		37,592		-		-
Stock-based compensation		775,460		804,000		176,000
Foreign exchange loss		1,698,190		-		-
Interest on promissory note		-		29,682		13,314
Write-down of petroleum and natural gas properties		1,612,590		56,353		-
Foreign exchange loss (gain) on debt		-		-		(7,440)
Discontinued operations		-		-		(521,495)
		(3,249,014)		(2,126,230)		(389,767)
Change in non-cash working capital		(51,732)		(127,905)		(564,877)
Cash generated by (used for) operations		**(3,300,746)**		**(2,254,135)**		**(954,644)**
Financing activities						
Shares issued for cash		6,304,196		31,887,762		-
Share issue costs		-		(2,714,774)		-
Share subscriptions received		-		-		950,000
Accrued interest on promissory note		(38,889)		-		-
Issue of convertible promissory note		-		-		270,000
Credit facility		-		250,000		-
Cash generated by financing activities		**6,265,307**		**29,422,988**		**1,220,000**
Investing activities						
Petroleum and natural gas properties expenditures		(11,410,127)		(7,639,840)		(182,013)
Purchase of equipment, net of proceeds on disposal		(22,721)		(28,367)		-
Refundable value added tax paid		(472,599)		-		-
Sale (purchase) of temporary investment		2,000,000		(2,000,000)		-
Changes in non-cash working capital		(2,093,846)		3,384,297		-
Net cash received from discontinued operations		-		-		521,495
Cash used for (generated by) investing activities		**(11,999,293)**		**(6,283,910)**		**339,482**
Foreign exchange loss on cash held in foreign currency		**(1,698,190)**		**-**		**-**
(Decrease) Increase in cash and cash equivalents during the year		(10,732,922)		20,884,943		604,838
Cash and cash equivalents, beginning of year		**21,675,888**		**790,945**		**186,107**
Cash and cash equivalents, end of year	**$**	**10,942,966**	**$**	**21,675,888**	**$**	**790,945**

See accompanying notes to consolidated financial statements

Grove Energy Limited
Consolidated Statements of Shareholders' Equity
For the years ended December 31,

	Common Shares		Additional		
	Shares	Amount	Paid in Capital	Deficit	Total
Balance, December 31, 2002	22,951,814	$ 20,776,834	$ 310,200	$ (20,978,473)	$ 108,561
Shares issued for Pantelleria permits acquisition	2,014,497	241,739	-	-	241,739
Stock-based compensation	-	-	176,000	-	176,000
Net loss for the year	-	-	-	(51,439)	(51,439)
Balance, December 31, 2003	24,966,311	21,018,573	486,200	(21,029,912)	474,861
Issued on exercise of stock options	200,000	48,000	-	-	48,000
Issued on conversion of share purchase warrants	5,362,500	1,207,500	-	-	1,207,500
Stock-based compensation	-	-	804,000	-	804,000
Issued for cash, net of issue costs	77,648,214	31,582,262	1,059,500	(3,774,274)	28,867,488
Conversion of loan	1,923,077	250,000	-	-	250,000
Net loss for the year	-	-	-	(3,021,031)	(3,021,031)
Balance, December 31, 2004	110,100,102	54,106,335	2,349,700	(27,825,217)	28,630,818
Issued on exercise of stock options	2,365,000	659,598	-	-	659,598
Issued on conversion of share purchase warrants	15,266,760	5,644,598	-	-	5,644,598
Stock-based compensation	-	-	775,460	-	775,460
Stock-based compensation transferred from additional paid in capital to share capital	-	1,310,670	(1,310,670)	-	-
Conversion of promissory note	2,051,283	266,667	-	-	266,667
Net loss for the year	-	-	-	(7,396,107)	(7,396,107)
Balance, December 31, 2005	129,783,145	$ 61,987,868	$ 1,814,490	$ (35,221,324)	$ 28,581,034

See accompanying notes to consolidated financial statements

Grove Energy Limited
Consolidated Statements of Petroleum and Natural Gas Property Expenditures
For the year ended December 31, 2005

	San Marco Permit	Pantelleria Permits	Romania Permit	Slovenia Permit	42/13 UK North Sea Permit	Total
Acquisition costs						
Opening balance	$ 268,261	$ 343,450	$ -	$ 327,408	$ -	$ 939,119
Cash payments	-	85,081	-	-	-	85,081
Credits	(3,221)	-	-	-	-	(3,221)
	265,040	428,531	-	327,408	-	1,020,979
Deferred development and exploration						
Opening balance	2,778,143	135,109	-	5,198,191	-	8,111,443
Exploration costs	5,343,836	857,051	2,919,951	3,719,747	18,945	12,859,530
Asset retirement costs	22,352			15,240		37,592
Recovery from third parties	(1,568,852)	-	-	-	-	(1,568,852)
Write-down of property	-	-	(1,612,590)	-	-	(1,612,590)
	6,575,479	992,160	1,307,361	8,933,178	18,945	17,827,123
Balance, December 31, 2005	**$ 6,840,519**	**$ 1,420,691**	**$ 1,307,361**	**$ 9,260,586**	**$ 18,945**	**$ 18,848,102**

	San Marco Permit	Pantelleria Permits		Slovenia Permit	Borsano Permit	Total
Acquisition costs						
Opening balance	$ 268,261	$ 343,450	$ -	$ -	$ 17,637	$ 629,348
Cash payments	-	-	-	327,408	-	327,408
Abandoned	-	-	-	-	(17,637)	(17,637)
	268,261	343,450	-	327,408	-	939,119
Deferred development and exploration						
Opening balance	141,932	84,031	-	-	38,716	264,679
Exploration costs	3,094,311	51,078	-	4,965,875	-	8,111,264
Recovery from third parties	(798,831)	-	-	-	-	(798,831)
Asset retirement costs	340,731	-	-	232,316	-	573,047
Abandoned	-	-	-	-	(38,716)	(38,716)
	2,778,143	135,109	-	5,198,191	-	8,111,443
Balance, December 31, 2004	**$ 3,046,404**	**$ 478,559**	**$ -**	**$ 5,525,599**	**$ -**	**$ 9,050,562**

	San Marco Permit	Pantelleria Permits			Borsano Permit	Total
Acquisition costs						
Opening balance	$ 268,261	$ 29,394	$ -	$ -	$ 17,637	$ 315,292
Shares issued	-	241,739	-	-	-	241,739
Cash payments	-	72,317	-	-	-	72,317
	268,261	343,450	-	-	17,637	629,348
Deferred development and exploration						
Opening balance	63,100	61,974	-	-	29,909	154,983
Due diligence	145,404	22,057	-	-	8,807	176,268
Recovery from third parties	(66,572)	-	-	-	-	(66,572)
	141,932	84,031	-	-	38,716	264,679
Balance, December 31, 2003	**$ 410,193**	**$ 427,481**	**$ -**	**$ -**	**$ 56,353**	**$ 894,027**

See accompanying notes to consolidated financial statements

1. **Nature of Operations**

The Company was incorporated in the Yukon Territory. On May 12, 2005 the shareholders voted to continue the Company under the *Corporations Act* (British Columbia). The Company is engaged in the acquisition, exploration, appraisal and development of oil and gas properties in Europe and the Mediterranean Margin.

2. **Significant Accounting Policies**

(a) Basis of Presentation

These consolidated financial statements are prepared in accordance with Canadian generally accepted accounting principles. Certain historical financial statement items have been reclassified to conform to the current year's presentation.

(b) Principles of consolidation

The Company has five wholly-owned subsidiaries, Grove Energy (UK) Limited, Grove Energy (North Sea) Limited, Grove Energy Srl, and Grove Energy (Netherlands) BV whose accounts are consolidated with those of the Company. Subsequent to December 31, 2005, the Company acquired a 100 per cent interest in Anschutz Overseas (Tunisia) Corporation ("AOTC"), a private company incorporated under the laws of Colorado (see Note 17 (c)). Certain of the Company's activities are conducted jointly with other parties and accordingly these accounts reflect only the Company's proportionate interests. Inter-company balances and transactions have been eliminated upon consolidation.

(c) Cash and cash equivalents

Cash and cash equivalents include cash, bank deposits, and all highly liquid investments with a maturity of three months or less at the date of purchase. The Company minimizes its credit risk by investing in cash equivalents with major international banks and financial institutions. Management believes that no concentration of credit risk exists with respect to investment of its cash and cash equivalents. Due to the short time to maturity of cash equivalents, their carrying amounts approximate their fair value.

(d) Foreign currency

The Company's functional currency is the Canadian dollar. Transactions and account balances recorded in foreign currencies and the accounts of integrated foreign subsidiaries have been translated into Canadian dollars using the temporal method. Under this method foreign currency amounts and transactions are translated as follows:

(i) *Monetary assets and liabilities at approximate exchange rates prevailing at the consolidated* balance sheet dates;
(ii) Non-monetary assets and liabilities at approximate historical exchange rates;
(iii) Deferred costs at approximate average exchange rates in effect during the period in which the costs were incurred; and
(iv) Gains or losses resulting from changes in exchange rates are included in the determination of income or loss.

(e) Petroleum and natural gas properties

(i) Planned principal operations

The Company has not achieved its planned principal operations at any of its petroleum and natural gas properties and all of its property interests are considered to be in the preproduction stage. Costs, net of revenues, have been capitalized in respect of petroleum and natural gas property interests. The recoverability of such costs is subject to significant uncertainties, including, among others, the risk that exploration or development efforts will not discover commercially recoverable hydrocarbons. It is reasonably possible that changes in near term conditions would result in adjustments to costs capitalized as petroleum and natural gas property interests. The recoverability of amounts shown as petroleum and natural gas properties is dependent upon the existence of economically recoverable reserves and future profitable production or disposition of properties. Recorded costs are not intended to reflect fair value of the properties.

(ii) Petroleum and natural gas properties

The Company follows the full cost method of accounting for petroleum and natural gas properties whereby all costs directly related to the acquisition, exploration and development of petroleum and natural gas properties are capitalized in cost centres. Such costs include acquisition costs, geological and geophysical expenses, general and administration, carrying charges on non-producing properties, and costs of drilling both productive and non-productive wells.

Costs deferred in respect of petroleum and natural gas property interests will be depleted on the unit of production method based on estimated proven gas and oil reserves as determined by the Company and substantiated by independent professional engineers. Petroleum and natural gas reserves are converted to a common unit of measure on an energy equivalent basis of six Mcf of gas to one barrel of oil. Costs of acquiring and evaluating unproven properties are excluded from depletion calculations until it is determined whether proven reserves are attributable to the properties or impairment is deemed to have occurred.

Gains or losses are not recognized upon disposition of petroleum and natural gas properties unless crediting the proceeds against accumulated costs would result in a change in the rate of depletion of 20 per cent or more.

(iii) Impairment

Deferred costs related to property interests are periodically reviewed for impairment. A review for potential impairment is subject to potentially material measurement uncertainty. If a review indicates that a property interest has been impaired the related deferred costs are written down or written off.

(iv) Ceiling test

Deferred petroleum and natural gas property interest costs less accumulated depletion and depreciation, future income taxes and site restoration and abandonment costs are limited to an amount equal to the estimated undiscounted future net cash flows from proved reserves before royalties (based on prices and costs at the balance sheet date) plus the cost, if any, of unproved properties, less estimated future development, site restoration and abandonment, general and administrative expenses, financing costs and income taxes.

(v) Asset retirement obligations

Asset retirement obligations are recognized for expected obligations related to the retirement of long-lived tangible assets that arise from the acquisition, construction, development or normal operation of such assets. A liability for an asset retirement obligation must be recognized in the period in which it is incurred and when a reasonable estimate of the fair value of the liability can be made. Furthermore, a corresponding asset retirement cost should be recognized by increasing the carrying value of the related long-lived asset. The asset retirement cost is subsequently charged to operations in a rational and systematic manner over the underlying asset's useful life. The initial fair value of the asset retirement liability is accreted, by charges to operations, to its estimated nominal future value.

(vi) Title

Although the Company has taken steps to verify title to its property interests, in accordance with industry standards, these procedures do not guarantee the Company's title. Properties may be subject to unregistered prior agreements or inadvertent non-compliance with regulatory requirements.

Certain of the Company's property interests are held as conditional exploration licences or permits. Conversion of these interests into ownership interests requires that the conditions attaching to the licences or permits be fulfilled. The Company may or may not elect to fulfill such conditions.

(f) Equipment

Equipment is recorded at historical cost. The straight-line method is used to amortize costs over the related assets' estimated useful lives, which range from three to five years.

(g) Financial instruments

All significant financial assets, financial liabilities, and equity instruments of the Company are either recognized or disclosed in the financial statements together with other information relevant for making a reasonable assessment of future cash flows, interest rate risk, currency risk, convertibility risk and credit risk. Where practicable the fair values of financial assets and financial liabilities have been determined and disclosed; otherwise, information relevant to estimating fair value has been disclosed.

(h) Use of estimates

The preparation of financial statements in conformity with Canadian generally accepted accounting principles requires that management make estimates and assumptions which affect the reported amount of assets and liabilities and disclosure of contingencies and commitments at the date of the financial statements as well as the reported amount of revenues and expenses recorded. Actual results may differ from those estimates.

(i) Income taxes

Income taxes are accounted for using the future income tax method. Under this method income taxes are recognized for the estimated income taxes payable for the current year and future income taxes are recognized for temporary differences between the tax and accounting bases of assets and liabilities and for the benefit of losses available to be carried forward for tax purposes that are likely to be realized. Future income tax assets and liabilities are measured using tax rates expected to apply in the years in which the temporary differences are expected to be recovered or settled.

(j) Non monetary consideration

Share capital issued as non-monetary consideration is recorded at the fair market value of the shares issued, which is determined by the Board of Directors of the Company and is generally based on the trading price of the shares at the time an agreement to issue shares has been reached.

(k) Income (loss) per share

The Company uses the treasury stock method to calculate fully diluted per share amounts whereby any proceeds from dilutive instruments are assumed to be used to purchase common shares at the average market price during the period. The assumed conversion of outstanding common share warrants and options has an anti-dilutive impact in 2005, 2004 and 2003.

(l) Share capital

(i) Proceeds from the exercise of stock options or conversion of share purchase warrants are recorded in share capital at the amount received on exercise or conversion.

(ii) Commissions paid to underwriters or agents and other related share issue costs, such as legal, auditing and printing, are charged to deficit.

(m) Stock based compensation

The Company accounts for its stock-based compensation by the fair value method determined using a Black-Scholes option pricing model. Compensation expense is recognized in the statement of operations over the vesting period.

(n) Measurement uncertainty

Amounts recorded for petroleum and natural gas properties and for property and equipment and the provision for asset retirement obligations are based on estimates. Ceiling tests are based on estimates of proved reserves, production rates, hydrocarbon prices, future costs and other assumptions. By their nature, these estimates are subject to measurement uncertainty and the effect on the financial statements of changes in such estimates in future periods could be significant.

3. Cash and cash equivalents and temporary investment

Cash and cash equivalents consist of amounts in various currencies as follows:

At December 31, 2005

Currency	Amount	Exchange Rate	Canadian Dollars
Canadian Dollars	1,659,698	1.000	$ 1,659,698
Euros	6,565,269	1.381	9,063,354
United States Dollars	89,731	1.166	104,626
United Kingdom Pounds	56,999	2.004	114,204
Australian Dollars	1,267	0.855	1,084
			$ **10,942,966**

At December 31, 2004:

Currency	Amount	Exchange Rate	Canadian Dollars
Canadian Dollars	9,347,089	1.000	$ 9,347,089
Euros	6,083,725	1.630	9,916,288
United States Dollars	1,838,251	1.202	2,209,578
Australian Dollars	218,011	0.931	202,933
			$ 21,675,888

At December 31, 2004, the Company had a $2,000,000 term deposit that matured on August 8, 2005 and which bore interest at 1.9 per cent per annum.

4. Refundable value added tax

The Company has accumulated $864,215 (2004 - $391,616, 2003 - Nil) of refundable value added tax, which under Italian administrative procedures is not recoverable until 2008 and 2009. The recorded amount arose in connection with drilling the Abbadesse-1 well and ongoing activities within Italy.

5. Petroleum and natural gas properties

San Marco Permit

During 2002, the Company purchased an application for a permit covering approximately 29,254 hectares in the south eastern Po Valley near the Adriatic Coast of Italy. Consideration for the permit was 1,687,500 common shares of the Company issued at a deemed fair value of $0.12, reimbursement of vendors' costs in the amount of US$41,250 and granting the vendors of the permit application a royalty interest of 1.5 per cent of gross revenue less any government charges, taxes, fees or royalties received from hydrocarbons produced from the permit. The application was subsequently converted into an initial six-year permit by the Italian Ministry of Productive Activities and was transferred to the Company on December 12, 2002.

During 2003, the Company entered into a Joint Development Agreement ("JDA") and conditional Gas Supply Contract with Blugas S.p.A. ("Blugas"), an independent Italian gas trading company. Under the JDA, each of the Company and Blugas agreed to contribute €1,500,000 toward the exploration and development of the Abbadesse prospect, which is part of the San Marco Permit. As of December 31, 2005, Blugas had satisfied it's commitment of €1,500,000 (2004 - €1,062,367). In return for Blugas' contribution, the Company granted Blugas a 20 per cent interest in the first 350 million standard cubic meters of natural gas produced from the Abbadesse prospect. The JDA and the Gas Supply Contract provide that the Company will sell all of the natural gas produced from the Abbadesse 1 prospect to Blugas at a discount from market prices of 20 per cent for the first 350 million standard cubic meters and a discount of 18 per cent thereafter.

On September 29, 2005, the Company entered into a letter of intent, subject to definitive agreements, to farm-out a 50% working interest in the San Marco Concession to Blugas. A number of material commercial issues are outstanding and must be resolved before the parties can proceed with execution. Pursuant to the terms of the letter of intent relating to the San Marco venture, which exclude that portion covered by the Abbadesse JDA, the main terms are outlined as follows:

(i) The Parties funding obligations would be 50% each in respect of the costs of seismic acquisition, processing and interpretation.

(ii) Upon a joint decision to undertake exploration drilling in relation to any prospect, Blugas' funding obligations would be 72.5% and the Company's would be 27.5% in respect of the costs of drilling, testing and completion of each drilling program.

(iii) Upon completion of each agreed drilling program, the parties funding obligations would revert to 50% each.

(iv) The Company would enter into a long term sales agreement with Blugas. Under the agreement Grove would sell its production at a discount of 1% from the prevailing market price for Italian gas.

At this time, there is no assurance that the conditional farm-out will proceed as described.

Accumulated acquisition, exploration and development and abandonment costs at December 31, 2005 total $6,840,519 (2004 - $3,046,404; 2003 - $410,193), including deferred exploration and development spending in each year of:

	2005	2004	2003
Geological and environmental studies	$ -	$ -	$ 145,404
Seismic acquisition	850,353	-	-
Drilling	4,515,835	3,094,311	-
Recoveries from third parties	(1,568,852)	(798,831)	(66,572)
Total	**$ 3,797,336**	**$ 2,295,480**	**$ 78,832**

Pantelleria Permits

In April 2003, the Company signed an agreement and received regulatory approval to purchase two off-shore exploration concessions covering approximately 132,250 hectares in Italian waters. Consideration paid for these concessions, known as the Pantelleria West Exploration Permit and the Pantelleria South Exploration Permit, was 2,014,497 common shares issued at a deemed price of $0.12 per share, reimbursement of vendors' costs in the amount of US$67,501 and granting a royalty interest of 1.5 per cent of gross revenues, less government charges, taxes, fees and royalties received from hydrocarbons produced from these exploration permits.

The common shares issued for these concessions are subject to an escrow agreement and are to be released as to 10 per cent of the shares on the closing and 15 per cent of the balance of the shares at six month intervals over a three-year period (see Note 9).

During 2005, the Company shot and processed 700 km of 2D seismic data at a cost of $834,000 over the permits.

Accumulated acquisition, exploration and development expenditures at December 31, 2005 total $1,420,691 (2004 - $478,559; 2003 - $427,481), including deferred exploration and development spending in each year of:

	2005	2004	2003
Geological, legal and environmental studies	$ 23,051	$ 51,078	$ 22,057
Seismic acquisition	834,000	-	-
Drilling	-	-	-
Recoveries from third parties	-	-	-
Total	**$ 857,051**	**$ 51,078**	**$ 22,057**

Slovenia Permit

In February 2004, the Company signed an agreement with Nemmoco Slovenia Corporation and its co-venturers to earn an interest in the deeper gas horizon reservoirs underlying certain of the venturers' acreage in eastern Slovenia. This agreement was amended on April 23, 2004 and requires that the

Company spend no less than €4,000,000 by April 23, 2005 on an agreed work program that will be completed during 2006. The Company will earn a 48.75 per cent interest in the deeper gas horizon reservoirs of which 3.65 per cent was to be assigned as a finder's fee to Petro-Engineering (Overseas) Limited ("PEOS") resulting in a net 45.1 per cent interest in the deeper reservoirs. In exchange for preferential repayment rights, the Company agreed to carry the first US $4,000,000 of expenditures that would otherwise, in part, be a PEOS obligation. PEOS is a company controlled by a former director and officer of the Company and has written to the Company indicating that it wishes to elect to convert its working interest into a royalty interest. The Company will enter into negotiations with PEOS about its election.

Accumulated exploration and development expenditures at December 31, 2005 total $9,260,586 (2004 - $5,525,599; 2003 - $Nil), including deferred exploration and development spending in each year of:

	2005	2004	2003
Geological, legal and environmental studies	$ -	$ -	$ -
Seismic acquisition	-	-	-
Drilling	3,734,987	4,965,875	-
Recoveries from third parties	-	-	-
Total	**$ 3,734,987**	**$ 4,965,875**	**$ -**

Romania Permit

In October 2004, the Company signed a farm-in agreement to acquire a 40 per cent interest in the South Craiova Concession, an onshore Romanian exploration permit, held by Sterling Resources Limited ("Sterling"). In addition to the Company funding its 40 per cent working interest, it agreed to fund the following contributions on behalf of Sterling:

(i) 40 per cent of the costs incurred by Sterling to drill the Cetatuia 1 Well in the South Craiova Exploration Permit up to a maximum of US$400,000;
(ii) 20 per cent of the costs incurred by Sterling to acquire 140 kilometers of seismic data up to a maximum of US$160,000; and
(iii) 10 per cent of the costs incurred by Sterling for a second well to be drilled in the South Craiova Exploration Permit up to a maximum of US$100,000.

During 2005, the Cetatuia-1 Well was drilled to a depth of 2,600 metres and did not show commercially recoverable hydrocarbons. The well was abandoned and the Company wrote off $1,612,590 of well drilling costs.

Accumulated exploration and development expenditures at December 31, 2005 total $1,307,361 (2004 - $Nil; 2003 - $Nil), including deferred exploration and development spending in each year of:

	2005	2004	2003
Geological, legal and environmental studies	$ 98,736	$ -	$ -
Seismic acquisition	1,208,625	-	-
Drilling	1,612,590	-	-
Write down of property	(1,612,590)	-	-
Total	**$ 1,307,361**	**$ -**	**$ -**

42/13 UK Southern North Sea

On August 16, 2005, the Company entered into a farm-in agreement with Sterling Resources (U.K.) Ltd. ("Sterling") to earn a 25 per cent interest in Block 42/13 in the UK Southern North Sea Gas Basin. Grove will earn a 25 per cent interest by paying 50 per cent of the costs of a turnkey well to the Carboniferous.

Any costs, including testing costs, in excess of this amount will be paid by the parties according to their respective working interests (See Note 15).

Accumulated acquisition, exploration and development costs at December 31, 2005 were $18,945.

6. Accounts payable and accrued liabilities

Accounts payable and accrued liabilities consist of:

	2005	2004	2003
Canadian Dollars	$ 282,756	$ 136,993	$ 66,153
U.S. Dollars (2005 - $75,736)	108,486	1,714,305	-
Euros (2005 - €845,672)	1,167,873	1,689,175	-
United Kingdom Pounds (2005 - £26,954)	54,015	207,009	-
Australian Dollars (2005 - $5,076)	4,340	200,642	-
	$ 1,617,470	**$ 3,948,124**	**$ 66,153**

7. Convertible promissory note

On July 31, 2003 the Company issued a 10 per cent per annum convertible promissory note in the amount of US$ 200,000. The note was repayable 24 months from the date of issue and was fixed for purposes of United States to Canadian dollar conversion at 1 Canadian dollar for 0.75 United States dollars. The amount due under the note was convertible, upon election by the holder into units of the Company on the basis of one unit for each $0.13 of principal outstanding at the date of conversion. Each unit would consist of one common share of the Company and one non-transferable share purchase warrant. Upon conversion each warrant would entitle the holder, for a period of two years, to acquire one common share of the Company at a price of $0.13.

On March 11, 2005, the holder of the note elected to convert the note into 2,051,283 units. The Company issued 2,051,283 common shares and 2,051,283 share purchase warrants upon conversion. On May 16, 2005 the Company issued 2,051,283 common shares upon conversion by the holder of the share purchase warrants.

8. Provision for asset retirement obligation

Although the ultimate amount of the asset retirement obligation is uncertain, the fair value of these obligations is based on information currently available.

The asset retirement obligation for the Company consists of expected obligations to reclaim the San Marco Permit and Slovenia Permit estimated at $340,731 and $232,316, respectively representing the fair value of the liabilities that arose as a result of drilling activities during 2004 and 2005. The fair values of the liabilities were determined by estimating drill well site remediation costs of $610,639; assuming that remediation would commence in one year and by application of an expected cash flow approach incorporating a credit-adjusted risk-free rate of 6.6 per cent.

Reclamation obligations will be funded from operating cash flows, reclamation deposits or cash on hand. Future changes to these estimates due to changes in drilling activity will be made prospectively, with a corresponding charge to the asset's carrying value.

A summary of the Company's provision for asset retirement obligation is as follows:

Balance, December 31, 2004	$	573,047
Accretion		37,592
Balance, December 31, 2005	$	610,639

9. Share capital

The Company's authorized share capital is an unlimited number of common shares without par value of which 129,783,145, including 302,172 shares held in escrow, were issued at December 31, 2005. Shares held in escrow were released on March 30, 2006.

During the year, the Company issued 2,365,000 common shares for proceeds of $659,598 upon exercise of stock options. The table below summarizes the number of shares reserved in respect of outstanding share purchase options.

Number of Options	Number of Underlying Shares	Date of Grant	Exercise Price	Date of Expiry	Remaining Contractual Life (months)
800,000	800,000	December 13, 2003	$ 0.15	December 13, 2006	11.4
200,000	200,000	March 22, 2004	$ 0.20	March 21, 2007	14.6
1,525,000	1,525,000	October 4, 2004	$ 0.40	October 4, 2007	21.1
4,025,000	4,025,000	June 2, 2005	$ 0.80	June 1, 2008	29.0
625,000	625,000	July 19, 2005	$ 0.80	June 1, 2008	29.0
	7,175,000		$ 0.63		24.9

The following table shows for 2004 and 2005, in respect of option plans, the number of shares reserved for outstanding options at the beginning of the year, the number of options granted, exercised and expired during the year and the number of shares under option at the end of the year, together with their weighted average exercise price.

	Options	Weighted Average Price
Reserved at December 31, 2003	2,210,000	$ 0.21
Granted	2,850,000	0.38
Exercised	-	-
Expired	-	-
Reserved at December 31, 2004	5,060,000	0.31
Granted	4,650,000	0.80
Exercised	(2,365,000)	0.28
Expired	(170,000)	0.29
Reserved at December 31, 2005	7,175,000	$ 0.63
Exercisable at December 31, 2005	4,075,000	$ 0.50

The Company has a Stock Option Plan, which is subject to annual shareholder approval, and a policy under which options to purchase up to 10 per cent of the outstanding shares of the Company may be granted to directors, officers, employees or consultants acting on behalf of the Company. The exercise price attaching to stock options is generally 5 per cent greater than the weighted average trading price of the shares for the thirty days immediately preceding the date that stock options are granted. Stock options vest as to one-third on the date of grant, one-third on the first anniversary of the date of grant and one-third on the second anniversary of the date of grant. All stock options granted have an expiry date of between three and five years.

During the year, the Company issued 15,266,760 common shares for proceeds of $5,644,598 upon conversion of share purchase warrants.

As at December 31, 2005 the number of shares reserved for outstanding share purchase warrants was:

Number of Warrants	Number of Underlying Shares	Date of Grant	Conversion Price	Date of Expiry	Remaining Contractual Life (months)
1,406,250	1,406,250	January 6, 2004	$ 0.20	January 6, 2006	0.2
2,958,333	2,958,333	April 28, 2004	$ 0.40	April 29, 2006	3.9
12,887,500	6,443,750	July 7, 2004	$ 0.65	January 8, 2006	0.3
	10,808,333		$ 0.52		1.3

The following table shows for 2004 and 2005 the number of shares reserved for outstanding warrants at the beginning of the year, the number of warrants issued, converted and expired during the year and the number of shares reserved for outstanding warrants at the end of the year, together with their weighted average conversion price.

	Warrants	Weighted Average Price
Reserved at December 31, 2003	2,500,000	$ 0.25
Issued	26,886,310	0.43
Exercised	(5,362,500)	0.23
Expired		
Reserved at December 31, 2004	24,023,810	0.43
Issued	2,051,283	0.13
Exercised	(15,266,760)	0.37
Expired	-	-
Reserved at December 31, 2005	10,808,333	$ 0.52

10. Stock based compensation

The estimated fair value, as determined by a Black-Scholes option pricing model, of stock options granted during 2005 and future charges to operations are set out below.

Date of grant	**June 2, 2005**	**July 19, 2005**	**Total or Average**
Number of options	4,025,000	625,000	4,650,000
Number expected to vest	4,025,000	625,000	4,650,000
Estimated life	3 years	3 years	3 years
Share price at date of grant	$0.70	$0.70	$0.70
Option exercise price	$0.80	$0.80	$0.80
Risk free interest rate	3.25%	3.25%	3.25%
Estimated volatility	88.0%	85.4%	87.7%
Option fair value	$0.382	$0.373	$0.381
Compensation cost	$1,538,388	$232,862	$1,771,250

The fair value of stock options granted is charged to operations over the lesser of the vesting period or the expected life of the options.

The following table sets out the expected annual stock-based compensation expense for options granted during 2005:

	2005	2006	2007	Total
Options granted June 2005	$683,728	$569,773	$284,887	$1,538,388
Options granted July 2005	91,732	94,087	47,043	$232,862
Total	**$775,460**	**$663,860**	**$331,930**	**$1,771,250**

The Company will incur future stock based compensation expense of $995,790 related to stock options outstanding at December 31, 2005:

					Expense Recognized			
Options	Grant Date	Exercise Price	Expiry Date	Total Related Expense	2003	2004	2005	**Future Expense**
800,000	13 Dec2003	$ 0.15	13 Dec2006	$ 176,000	$176,000	$ -	$ -	**$ -**
200,000	22 Mar2004	$ 0.20	21 Mar2007	43,517	-	43,517	-	**-**
1,525,000	4 Oct2004	$ 0.40	4 Oct2007	513,658	-	513,658	-	**-**
4,025,000	2 Jun2005	$ 0.80	1 Jun2008	1,538,388	-	-	683,708	**854,680**
625,000	19 Jul2005	$ 0.80	2 Jun2008	232,862	-	-	91,752	**141,110**
7,175,000								**$995,790**

In March 2006, the Company announced the grant of stock options (see Note 17 (a)).

11. Foreign exchange gain and loss

The Company's reporting currency is the Canadian Dollar. Transactions recorded in foreign currencies, the accounts of foreign subsidiaries and foreign currency cash and cash equivalents have been translated into Canadian dollars as follows:

(a) Monetary assets and liabilities at rates prevailing at the consolidated balance sheet dates.
(b) Non-monetary assets and liabilities have been translated at historical rates.
(c) Gains or losses resulting from changes in exchange rates are included in the determination of income or loss.

During the year, the Company reported an exchange loss of $1,698,190. This loss stemmed from holding foreign currency balances during the year, as follows:

	Exchange rate during 2005		December 31,	Exchange
	High	Low	2005	(Gain) Loss
United States Dollar	1.270	1.151	1.166	$ (31,142)
United Kingdom Pound	2.403	2.004	2.004	1,520
European Union Euro	1.640	1.358	1.381	1,716,777
Australian Dollar	0.984	0.848	0.855	11,035
				$ 1,698,190

12. Differences between Canadian and United States Generally Accepted Accounting Principles

(a) Deferred exploration expenditures

Under Canadian GAAP applicable to junior exploration companies, petroleum and natural gas exploration expenditures may be deferred on prospective properties until such time as it is determined that further exploration is not warranted or a property is abandoned at which time deferred property costs are written off. Under U.S. GAAP all exploration expenditures must be expensed until an independent feasibility study has determined that the property is capable of economic commercial production. The following table provides a summary of the impact on these financial statements that would result from the application of US accounting principles to petroleum and natural gas property expenditures.

		December 31, 2005		December 31, 2004		December 31, 2003
Assets						
Petroleum and natural gas property expenditures	$	18,848,102	$	9,050,562	$	894,027
Costs to be expensed		(18,848,102)		(9,050,562)		(894,027)
Petroleum and natural gas property expenditures US GAAP	$	-	$	-	$	-
Operations						
Net income (loss) before discontinued operations	$	(7,396,107)	$	(3,021,031)	$	(572,934)
Write down of property expenditures		1,612,590		56,353		-
Costs to be expensed		(11,410,130)		(8,212,888)		(423,752)
Income (loss) before discontinued operations US GAAP		(17,193,647)		(11,177,566)		(996,686)
Discontinued operations		-		-		521,495
Net income (loss) US GAAP	$	(17,193,647)	$	(11,177,566)	$	(475,191)
Deficit						
Deficit, end of period	$	35,221,324	$	27,825,217	$	21,029,912
Cumulative net income adjustment		18,848,102		9,050,562		894,027
Deficit, end of period US GAAP	$	54,069,426	$	36,875,779	$	21,923,939
Cash Flows – Operating Activities						
Cash applied to operations	$	(3,300,746)	$	(2,254,135)	$	(954,644)
Net income (loss)		7,396,107		3,021,031		51,439
Non-cash working capital applied from investing activities		(2,093,846)		3,384,297		-
Net income (loss) US GAAP		(17,193,647)		(11,177,566)		(475,191)
Non-cash component of operating costs		-		-		241,739
Cash applied to operations US GAAP	$	(15,192,132)	$	(7,026,373)	$	(1,136,657)
Cash Flows – Investing Activities						
Cash provided from (used in) investing activities	$	(11,999,293)	$	(6,283,910)	$	339,482
Non-cash working capital applied to operating activities		2,093,846		(3,384,297)		-
Property costs expensed under US GAAP		9,797,540		8,156,535		182,013
Cash provided from (used in) investing activities US GAAP	$	(107,907)	$	(1,511,672)	$	521,495
Loss per share						
Weighted average shares outstanding		124,507,593		51,329,330		24,462,687
Income (loss) before discontinued operations US GAAP	$	(17,193,647)	$	(11,177,566)	$	(996,686)
Net income (loss) US GAAP	$	(17,193,647)	$	(11,177,566)	$	(475,191)
Income (loss) per share before discontinued operations US GAAP	$	(0.14)	$	(0.22)	$	(0.04)
Net income (loss) per share US GAAP	$	(0.14)	$	(0.22)	$	(0.02)

(b) Comprehensive income

Under U.S. accounting principles the Company would be required to record certain gains and losses as a component of Shareholders' Equity with corresponding recognition in a balance sheet figure. The loss for the periods presented, under U.S. GAAP, is the same as the comprehensive loss for the periods under U.S. GAAP.

13. Segmented information

During 2005, the Company was engaged in one operating activity – the acquisition, exploration and development of petroleum and natural gas properties. The Company's corporate offices provide financial, human resources and technical support to its operations in the United Kingdom, Italy, Romania and Slovenia.

Segmented disclosures and company-wide information are as follows:

December 31, 2005

	Corporate Offices	Italy	Romania	Slovenia	UK	Total
Revenue	$ -	$ -	$ -	$ -	$ -	$ -
Operating expenses	4,796,010	666,674	1,612,590	320,833	-	7,396,107
Net loss	(4,796,010)	(666,674)	(1,612,590)	(320,833)	-	(7,396,107)
Segmented Assets	$ 10,858,503	$ 9,262,343	$ 1,307,361	$ 9,361,991	$ 18,945	$ 30,809,143

December 31, 2004

	Corporate Offices	Italy	Romania	Slovenia	Total
Revenue	$ -	$ -	$ -	$ -	$ -
Operating expenses	2,322,480	317,895	-	380,656	3,021,031
Net loss	(2,322,480)	(317,895)	-	(380,656)	(3,021,031)
Segmented Assets	$ 21,344,560	$ 4,164,244	$ -	$ 7,948,741	$ 33,457,545

December 31, 2003

	Corporate Offices	Italy	Russia	Total
Revenue	$ -	$ -	$ -	$ -
Operating expenses	525,937	46,997	-	572,934
Discontinued operations	-	-	521,495	521,495
Net loss	(525,937)	(46,997)	521,495	(51,439)
Segmented Assets	$ 797,901	$ 968,987	$ -	$ 1,766,888

14. Income taxes

The Company's provision for income taxes differs from the amounts computed by applying the combined Canadian federal and provincial income tax rates to accounting losses as a result of the following:

	2005	2004	2003
Net loss before discontinued operations	$ 7,396,107	$ 3,021,031	$ 572,934
Statutory rates	34.1%	35.6%	37.6%
Income tax recovery computed at statutory rates	2,522,072	1,075,487	215,423
Permanent differences	(264,432)	(286,224)	(66,176)
Temporary differences	-	-	-
Rate differential due to foreign operations	(118,785)	(8,265)	(3,572)
Tax benefit not recognized on current losses	(2,138,855)	(780,998)	(145,675)
Provision for recovery of taxes	$ -	$ -	$ -

The tax effects of temporary differences that give rise to significant components of future income tax assets or liabilities are as follows:

	2005	2004	2003
Statutory rates	34.1%	35.6%	37.6%
Future tax assets			
Non-capital loss carry forwards	2,329,230	1,298,122	74,784
Exploration expenditures	(53,609)	-	-
Share issue costs	555,443	773,168	-
Foreign subsidiaries' rate differentials	(44,791)	(4,214)	(1,343)
Total potential future income tax assets	2,786,273	2,067,076	73,441
Less: Adjustment for change in tax rate	(29,680)	(1,391)	-
Valuation allowance	(2,756,593)	(2,065,685)	(73,441)
Net future income tax assets	$ -	$ -	$ -

At December 31, 2005, Grove Energy Limited had non-capital losses of approximately $9,155,000 which may be carried forward to apply against future years' income for Canadian income tax purposes, subject to final determination by taxation authorities, expiring as follows:

Year of Expiry	
2006	$ 376,000
2007	96,000
2008	722,500
2009	1,130,000
2010	199,000
2011	3,447,500
2012	3,184,000
	$ 9,155,000

In addition, the Company has capital losses of approximately $17,000,000, which may be carried forward indefinitely to apply against future years' capital gains, subject to final determination by taxation authorities.

15. Commitments and contingencies

Under the terms of a farm-out agreement between the Company and Sterling Resources (UK) Ltd. ("Sterling"), the Company may earn a twenty five per cent working interest in UK Licence P.123, Block 42/13 in the North Sea. As part of the earn-in process the Company must fund twenty five per cent of exploration and development costs and, in addition, fund fifty per cent of a turnkey well. The cost of such a well is estimated to be £10 million and the Company's fifty per cent commitment is approximately £5 million or $10 million.

Under an agreement among Virgo Energy Limited, Nido Petroleum Limited and the Company, ("the Parties"), each of the Parties agreed, in principle, to transfer all of their UK North Sea property interests into a newly created company, Virgo Energy plc ("Virgo"). Virgo will assume all of the rights and obligations associated with the transferred property interests, including the Company's commitment to fund fifty per cent of a turnkey well. Until the Company's obligations under the 42/13 farm out agreement have been assigned to Virgo and Sterling agrees to the assignment of the guarantee, the Company's guarantees under the farm out agreement will continue.

During 2005, the Company entered into a six-year operating lease of an office in Rome, Italy. Monthly lease payments are €1,900 ($2,625). After four years, lease payments will increase by an amount equal to 75% of the increase in the Italian consumer price index.

The Company has provided a guarantee in the amount of US$480,000 (approximately $557,000) in favour of the Romanian government's National Agency for Mineral Resources (see Note 17 (e)).

16. Supplemental cash flow information

The following non-cash transactions were recorded during the year end:

	2005	2004	2003
Financing activities			
Conversion of credit facility	$ -	$ 250,000	$ -
Shares issued for subscriptions received	$ -	$ 950,000	$ -
Warrants issued for share issue costs	$ -	$ 1,059,500	$ -
Settlement of convertible notes	$ 266,667	$ -	$ -
Investing activities			
Mineral property acquisition	$ -	$ -	$ 241,739
Asset retirement costs	$ 37,592	$ 573,047	$ -
Supplemental cash flow information			
Income taxes paid	$ -	$ -	$ -
Interest received	$ 212,070	$ 41,614	$ 1,312
Interest paid	$ 38,889	$ -	$ -

17. Subsequent events

(a) Stock options

Subsequent to year end, the Company issued 800,000 common shares for cash proceeds of $180,000 on the exercise of stock options.

On March 13, 2006, the Company announced that it would grant options to acquire up to 3 million common shares. The options have a five-year term, a strike price of $0.74 per share and will vest as to one-third at March 13, 2006, one-third on March 13, 2007 and one-third on March 13, 2008. The estimated compensation cost associated with these options is $1,466,500 of which $855,458 will be charged to operations during 2006, $488,834 during 2007 and $122,208 during 2008.

(b) Warrants converted

Subsequent to year end, the Company issued 3,589,333 common shares for cash proceeds of $1,480,671 on the conversion of share purchase warrants.

(c) Property interest acquisition

During April, 2006, the Company entered into agreements with the Tunisian Republic to explore the Kerkouane and Chorbane permit areas. Under the agreements the Company must carry out certain exploration activities within a two-year period. The Company will provide two bank guarantees totaling US$2,000,000 (approximately$2,332,000) in favour of the Tunisian Republic. The funds deposited under the guarantee agreement will be released as exploration activities are carried out.

The rights and obligations relating to the Kerkouane and Chorbane permit areas are held by AOTC. Consideration for the Company's 100 per cent interest is AOTC are estimated to amount to US$502,000 (approximately $582,000).

(d) Issuance of convertible debenture

On March 10, 2006 the Company agreed to issue, subject to due diligence and definitive agreements, US$15,000,000 (approximately $17,400,000) of subordinated convertible notes ("the Notes"). The Notes have a maturity of five years and bear an 8.75 per cent annual coupon, payable half-yearly. The principal amount of the notes may be converted, at the holder's election, into common shares of the Company at a price of CAD$1.00 per share; and may be converted into common shares, at the Company's election, if the volume weighted average price of the shares on the TSX Venture Exchange ("TSX.V") is CAD$1.70 or greater for a period of 25 consecutive days. Interest may be paid in shares or cash during the first year of the term at the Company's election and in subsequent years at the holder's election. Shares issued, if any, in respect of interest will be issued for an amount that equates to a 10 per cent discount to the 30 day volume weighted average price of the shares on the TSX.V preceding the coupon payment date.

(e) Corporate Guarantee

On January 6, 2006, the Company issued a letter to the National Agency for Mineral Resources of the Government of Romania ("NAMR"). The letter guarantees that in the event that the Company fails to fulfill its exploration obligations, estimated to be US$480,000 (approximately $557,000), in respect of the Concession Agreement related to South Craiova then an amount of up to US$480,000 would be payable to NAMR. The amount payable under the guarantee would be reduced to the extent that the exploration obligations had been fulfilled.

FORM 51-102F1

Grove Energy Limited

Management Discussion and Analysis

For the Year Ended December 31, 2005

Date of the Discussion: April 12, 2006

Highlights

During 2005 and early 2006 Grove Energy Limited ("Grove" or the "Company"):

- Drilled three exploration wells, one each in Italy, Slovenia and Romania.

- Italy
  - Discovered the Abbadesse Field in the San Marco Concession.
  - Was awarded the Casale Cocchi application concession containing a portion of the Abbadesse Field.
  - Purchased and interpreted 148 km of 2D seismic over the San Marco Concession.
  - Was granted a two-year extension of the Pantelleria Permits.

- Sicily Channel - Italy and Tunisia
  - Shot and interpreted 748 km of 2D seismic in the Sicily Channel.
  - Acquired the Kerkouane and Chorbane blocks in Tunisia from Anschutz Corporation.

- Romania
  - Drilled, plugged and abandoned the Cetatui-1 well.
  - Shot and interpreted 185 km of 2D seismic in the South Craiova Concession
  - Obtained a four-year extension to the South Craiova Concession licence.

- Slovenia
  - Drilled and fracture stimulated the D-14 well in the Petisovci-Dolina Gas Field.

- United Kingdom North Sea
  - Farmed into a 25 per cent interest in the 42/13 block of the UK North Sea.
  - Was awarded interests in six other UK North Sea blocks.

- Entered into an agreement with Virgo Energy Limited and Nido Petroleum Limited to merge UK North Sea assets and list the resulting entity, Virgo Energy plc ("Virgo"), on AIM during 2006.

- Dutch North Sea
  - Applied for the P8 block in the Dutch North Sea that contains a proven undeveloped field.
  - Applied for three additional blocks - awaiting licence award.

- Corporate
  - Continued to strengthen the management and board with the addition of Messrs. Zimmer and Nieto.
  - Issued 17.6 million shares for cash consideration of $6.3 million.
  - Entered into a US$15 million convertible loan financing transaction.

During 2006 and early 2007 Grove expects, subject to governmental approvals, permitting and rig availability, to:

- Italy
  - Finalize common development strategy with ENI for the Abbadesse Field and the Longanesi discovery and commence development.
  - Execute a farm-out agreement for the balance of the San Marco Concession.
  - Drill at least one development well and one exploration well in the San Marco Concession and Abbadesse Field.
  - Purchase and reprocess 150 to 200 km of 2D seismic over portions of the San Marco Concession to build prospect inventory for 2007 and 2008 drilling program.

- Sicily Channel - Italy and Tunisia
  - Farm-out an interest in the Pantelleria Permits (Italy) and Kerkouane Block (Tunisia).
  - Drill an exploration well on the Sambucca Prospect.

- Romania
  - Drill up to three exploration wells in the South Craiova Concession.
  - Acquire and interpret a further 400 km of 2D seismic in Romania.

- Slovenia
  - Test and deepen the D-14 well in Slovenia.

- United Kingdom North Sea
  - Drill an appraisal well in Block 42/13 in the UK North Sea.
  - List Virgo Energy plc on AIM.

- Dutch North Sea

- o Receive final P8 licence award and settle processing and tariff arrangements for the undeveloped reserves.
  - o Receive final licence award for three additional blocks.

- Corporate
  - o Close the US$ 15 million convertible note financing.
  - o Continue to strengthen the board and management team.

Additional Information and Caution Regarding Forward-Looking Statements

This discussion and analysis of the financial condition and results of operations of Grove should be read in conjunction with the Company's audited consolidated financial statements as at and for each of the years in the three-year period ended December 31, 2005 (the "consolidated financial statements"). Grove is engaged in the acquisition, exploration, appraisal and development of natural gas and oil properties in Europe and the Mediterranean margin.

At December 31, 2005, on the basis of the Company's Abbadesse-1 discovery well net proven gas reserves were approximately 10.2 billion cubic feet of gas (proven and probable reserves of 42.8 billion cubic feet). Further information about Grove's oil and gas reserves may be found in the Company's Annual Oil and Gas Disclosure Form 51-101F1 filing dated April 12, 2006. Additional information relevant to the Company and its activities may be found on SEDAR at www.sedar.com.

Grove's consolidated financial statements are reported in Canadian dollars and are prepared in accordance with accounting principles generally accepted in Canada. All financial amounts in this discussion and in the consolidated financial statements of the Company are expressed in Canadian dollars unless identified otherwise. All references to a "Common Share" or "Common Shares" refer to common shares of no par value in the capital of the Company.

This discussion and analysis contains certain "forward-looking statements". Forward- looking statements are not based on historical facts but represent management's reasonable expectations regarding the Company's future potential for growth, results of operations, planned exploration or development activities, levels of spending, business prospects and general economic conditions. Such expectations and forward-looking statements are based on information currently available to management and involve known or unknown risks and uncertainties that may cause actual results to differ materially from results discussed in the forward-looking statements. The Company assumes no obligation to update or revise any forward-looking statements to reflect new events or circumstances.

Corporate Organization

Grove has the following wholly-owned subsidiaries:

- Grove Energy (UK) Limited, incorporated in the United Kingdom
- Grove Energy (North Sea) Limited, incorporated in the United Kingdom
- Grove Energy Limited S.r.l., incorporated in Italy
- Anschutz Overseas (Tunisia) Corporation ("AOTC"), incorporated in Colorado - under an agreement with the former shareholder of AOTC this subsidiary will be renamed
- Grove Energy (Netherlands) BV, incorporated in The Netherlands.

Property Interests

The Company's property interests are in Italy, Tunisia, Romania, Slovenia and the UK North Sea and the Dutch North Sea as set out below.

Country	Field	Type	Entitlement	Hectares	Partners
Italy On-Shore	San Marco Permit	Operator	100% (Note 1)	29,048	N/A
	Abbadesse Field	Operator	80% of 1st 350 mmscm of production, 100% thereafter (Note 1)	206	Blugas S.p.A.
	Casale Cocchi Application Concession	Operator	100%	100	N/A
Italy Off-Shore	Pantelleria Exploration Permits	Operator	100% (Note 1)	132,250	N/A
Tunisia Off- Shore	Kerkouane	Operator	Production Sharing	672,000	Enterprise Tunisiene d'Activitiés Pétrolières ("ETAP")
Tunisia On-Shore	Chorbane	Operator	Production Sharing	242,800	ETAP
Romania	South Craiova Exploration Concession	Farm-in	40%	625,262	Sterling Resources (UK) Ltd ("Sterling")
UK North Sea (Note 2)	Block 42/13	Farm-in	25%	23,990	Sterling
	Blocks 42/8,9,14	Farm-in	25%	71,701	Sterling
	Block 42/12	Farm-in	25%	23,900	Sterling
	Block 21/22	Farm-in	30%	22,400	Sterling
	Block 21/28b	Farm-in	30%	12,300	Sterling
Dutch North Sea	Block P8	Operator	100% (Note 3)	3,000	N/A
Slovenia	Petisovci-Dolina Gas	Farm-in for Reservoirs	45.1%	1,520	Nemmoco Slovenia Corporation/Loon Energy Inc.

Note 1 - Subject to a 1.5 per cent overriding royalty.
Note 2 - Under a "heads of agreement" Grove expects to transfer its UK North Sea property interests to Virgo in exchange for a 27.5 per cent ownership interest of Virgo.

Note 3 - Subject to a post cost recovery 2 per cent overriding royalty, completion of formal governmental approval and possible farm-in for up to a 40% interest by a Dutch government controlled company.

Overall Performance

The following summary identifies the amount (and sources) of capital raised and describes significant activities and major expenditures.

Share Capital

During the 2005 financial year 15,266,760 Common Shares were issued upon the conversion of share purchase warrants for proceeds of $5.64 million and 2,365,000 Common Shares were issued for proceeds of $0.66 million upon the exercise of stock options. At December 31, 2005 there were 129,783,145 Common Shares issued and 129,480,973 Common Shares outstanding. There were 302,172 Common Shares held in escrow. Such escrowed shares were released on March 30, 2006.

Subsequent to December 31, 2005, the Company received proceeds of $1.48 million upon the conversion of 3,589,333 warrants to purchase Common Shares and proceeds of $0.18 million from the issuance of 800,000 Common Shares upon the exercise of stock options. At April 12, 2006 there were 134,172,478 Common Shares issued; 2,080,000 Common Shares reserved for conversion of outstanding warrants; and 9,375,000 Common Shares reserved for the exercise of outstanding stock options.

During the year ended December 31, 2004, Grove issued 85,133,791 Common Shares for proceeds of $33.1 million, including: 71,648,214 Common Shares for cash proceeds of $31.6 million; 5,362,500 Common Shares (proceeds $1.2 million) on the conversion of warrants; 1,923,077 Common Shares (to retire $0.25 million of debt) on the conversion of a loan for shares; and 200,000 Common Shares (proceeds $0.05 million) on the exercise of stock options.

Acquisition, Exploration, Appraisal and Development Activities

Grove's principal exploration, appraisal and development properties are located onshore in Italy, Romania, Tunisia and Slovenia and offshore in the area surrounding the Pantelleria Island in the Sicily Channel, in Tunisian waters adjacent to the Company's Pantelleria permits, and in the North Sea. The Company's Italian investments are currently held directly by Grove Energy Limited. Grove's Tunisian interests are held by AOTC. The Company's investment in Slovenia is held directly by Grove through farm-in arrangements with licence holders. The interests in Romania and the UK North Sea are held by Grove Energy (UK) Limited and in the Dutch North Sea by Grove Energy (Netherlands) BV.

In 2005 Grove spent $11.4 million to acquire, explore, appraise and develop its property interests. The Consolidated Statements of Petroleum and Natural Gas Property Expenditures included in the consolidated financial statements sets out spending on the Company's property interests. Below is a description of the activities carried out at and planned for each of the Company's principal property interests.

In December 2004 the Company realized net proceeds of $19.6 million pursuant to the public offering of 47,619,047 Common Shares. The expected use of proceeds from this offering compared to the actual use of proceeds is set out in the following table:

	$ Millions		
	Expected Use	Actual Use	Difference
Corporate overheads	2.0	3.2	(1.2)
Drilling Abbadesse 1 well and exploration at San Marco	4.6	6.0	(1.4)
Pantelleria 2D seismic	0.6	1.0	(0.4)
D-14 well Slovenia	4.8	8.8	(4.0)
Romania Exploration	1.2	3.0	(1.8)
Working capital	6.4	(2.4)	8.8
Total	19.6	19.6	0

The Company's activities and its expenditures during the year are described below.

Onshore Activities -- Italy

On September 19, 2003 Grove entered into a Joint Development Agreement ("JDA") and a conditional Gas Supply Contract with Blugas S.p.A ("Blugas") an arm's length independent Italian gas trader. Together with Blugas, Grove committed to drill the Abbadesse-1 well on the Abbadesse Field, a 206 hectare portion of the San Marco Exploration Concession, during the fourth quarter of 2004. The well was completed in early 2005.

Under the JDA, Blugas and Grove each contributed €1.5 million (approximately $2.4 million) towards drilling the Abbadesse-1 well. The Company was responsible for funding any costs in excess of €3.0 million (approximately $4.8 million). In return for its €1.5 million contribution, Grove granted to Blugas a first right of refusal to purchase the Company's interest in all natural gas production from the Abbadesse Field within the San Marco permit area ("Abbadesse") and a 20 per cent interest in the first 350 million standard cubic meters of natural gas produced from Abbadesse. Grove retains the remaining 80 per cent interest in the first 350 million standard cubic meters of natural gas produced and 100 per cent of all natural gas in excess of 350 million standard cubic meters. The Gas Supply Contract provides for Grove to sell all the production for Abbadesse to Blugas at a discount of 20 per cent from market prices for the first 350 million standard cubic meters and at a discount of 18 per cent from market prices for production in excess of this amount. Under the Gas Supply Contract Blugas must take or pay for a minimum of 85 per cent of the production from Abbadesse.

In November 2004 drilling commenced and ultimately reached a total depth of 3,068 meters. On January 20, 2005 the Company announced that production testing of the Abbadesse-1 well had recorded aggregate gas flows of 15 million standard cubic feet per day (approximately 0.42 million standard cubic meters per day or approximately 2,566 barrels of oil equivalent).

Based on the positive results of the Abbadesse-1 well the Company developed plans to apply the Abbadesse exploration model to the rest of the San Marco Concession. Consequently, Grove acquired, reprocessed and interpreted 148 kms of 2D seismic data over a portion of the San Marco Permit area. The cost of this seismic data program amounted to approximately $0.85 million.

The 2D seismic program identified three prospects that are either drill ready or that merit acquisition of additional infill seismic data. For 2006, Grove plans to drill an exploration well on one of the prospects at an estimated dry hole cost of $6.0 million. Additionally, Grove plans to purchase and reprocess approximately 150 km to 200 km of infill 2D seismic information over additional portions of San Marco at an estimated cost of $0.6 million.

Bordering the Abbadesse discovery is the San Potito exploitation concession held by ENI S.p.A. ("ENI"). During the December 2005 - March 2006 period, ENI drilled and tested the Longanesi 1 well approximately 1.1 km to the west of the Abbadesse-1 well. To expedite development of the Abbadesse Field, Grove entered into an agreement whereby the data and information from Grove's Abbadesse-1 well was to be exchanged for ENI's data and information from the Longanesi 1 well. This exchange is underway and joint meetings are being held to determine the most economic and efficient development of the respective discoveries and for future exploration and development wells.

On April 18, 2005 Grove filed an application for an exploitation licence in respect of the Abbadesse Field and over additional, open acreage to the south of the discovery. The exploitation licence was held in abeyance, by the Ministry of Productive Activities ("MAP"), until ENI drilled the Longanesi1 exploration well to determine the extent and extension of the Abbadesse structure into the adjoining concession held by ENI. Pursuant to a recommendation by the MAP, Grove and ENI are working together to determine an appropriate development strategy for the Abbadesse and Longanesi discoveries.

On December 15, 2005 the MAP reviewed and considered the Company's applications and granted exploration rights to Grove over the Casale Cocchi application, an area immediately to the south of Abbadesse, which contains a portion of the Abbadesse discovery. The authorities did not consider the exploitation licence application at the meeting.

Grove's expenditures for the Abbadesse-1 well and subsequent testing and completion as a producing well amounted to $2.9 million during 2005 ($2.8 million in 2004). In 2006 or early 2007 the Company plans to drill a second appraisal/development well at Abbadesse. The estimated cost of this well is $5.1 million of which $0.5 million has been committed in respect of materials and supplies and for service contracts. This second well should be started during the fourth quarter of 2006; however, timing is subject to receipt of all necessary permits and the availability of a drilling rig. In addition, the Company is preparing plans to allow drilling of two exploration wells within the San Marco Permit.

Historic and planned annual expenditures at the San Marco Permit are:

($ thousands)	2004	2005	2006 Plan
Acquisition	-	-	-
Exploration & Development	2,636	3,775	7,500
Total	2,636	3,775	7,500

Onshore Activities -- Romania

During 2005, Sterling Resources (UK) Limited ("Sterling"), the operator of the South Craiova Exploration Concession in Romania, drilled the Cetatuia-1 exploration well. There were gas and oil shows during drilling, but they were insufficient to be commercially viable and the well was abandoned as a dry hole. The total costs paid by Grove for the Cetatuia-1 well were $1.6 million. These expenditures were written off in 2005.

Throughout the second and third quarters of 2005, 185 km of 2D seismic was shot on the southern portion of the South Craiova Concession. This data was processed and interpreted during the fourth quarter, which resulted in the identification of five prospects. Depending on the success of the drilling program, Grove and Sterling anticipate drilling up to three exploration wells at an estimated total dry hole cost of £5.6 million (approximately $11.2 million) during 2006. Grove's 40 per cent share of such costs will be in the order of $4.5 million. Plans also call for the acquisition of 400 km of 2D seismic at a cost of about £1.1 (approximately $2.2 million) of which Grove's share would be $0.9 million.

In November 2005, the Romanian Government granted a four-year extension of the South Craiova Exploration Concession. Grove and Sterling must spend a total of US$1.2 million (approximately $1.4) during the first two-year extension period to acquire about 300 km of 2D seismic data. Grove's share of this commitment is approximately $0.57 million. Under the subsequent two-year extension both parties must spend a minimum of US$1 million drilling a well to a depth of at least 2,000 metres. Grove has provided a guarantee of US$ 480,000 (approximately $0.57 million) to the Romanian National Agency for Mineral Resources ("NAMR") to ensure that the minimum exploration obligations are fulfilled. In the event that Grove and Sterling fail to fulfill the minimum exploration obligations, Grove may have to pay all or a portion of the $0.57 million guarantee to NAMR.

The Company's past and firm spending plans in Romania are:

($ thousands)	2004	2005	2006 Plan
Acquisition	-	-	-
Exploration & Development	-	2,919	1,850
Total	-	2,919	1,850

Onshore Activities -- Slovenia

Grove has farmed into a 48.75 per cent interest in certain reservoirs approximately 1,800 meters below surface at the Petisovci-Dolina Gas Field in Slovenia. Grove has assigned 3.65 per cent of its interest to Petro-Engineering (Overseas) Limited ("PEOS") as consideration for assisting the Company with the farm-in arrangements. Grove retains a 45.1 per cent interest in the reservoirs.

Grove agreed to carry PEOS for its portion of costs up to US$ 4 million spent in respect of the agreed work program and thereafter PEOS is required to meet its proportionate share of any funding obligations. Grove has priority repayment of its investment capital prior to any distribution to PEOS. Grove has invoiced PEOS a total of $0.29 million in respect of its funding obligations. This amount is not recorded in the accounts of the Company due to PEOS electing to convert its assigned working interest into a royalty interest.

PEOS is a company controlled by a former executive officer and director of Grove. PEOS has claimed that it is entitled to an additional beneficial interest of 1.2 per cent in the reservoirs. However, PEOS has indicated that it would prefer to convert its working interest into a royalty interest. Grove is disputing the claim by PEOS and is negotiating with PEOS to resolve the claim and the possible conversion of PEOS's interest into a royalty interest.

During 2004, Grove drilled the D-14 appraisal well ("D-14 well") to a depth of 2,805 meters under the agreed work plan. The primary objective of the D-14 well was to penetrate the reservoir zones which had not previously been drilled in the Petisovci-Dolina field in order to establish reservoir continuity and productivity. A second objective was to fracture stimulate the best available zone(s) encountered in the D-14 well.

Immediately after drilling the D-14 well, Grove performed technical analysis on the drilling and geological and geophysical results and completed an agreement with a contractor to fracture stimulate the D-14 well. During the initial fracture stimulation reservoir overpressure, high near wellbore losses and very high fracture gradients were encountered. Although the overpressure resulted in unexpected delays and increased costs, Grove believed that the reservoir overpressure was a positive indication for the overall deliverability and productivity of the reservoirs. Once the fracture stimulation campaign ended, D-14 was completed and suspended.

On March 24, 2005 the Company reported that that there appeared to have been some well bore damage or changes in rock permeability that restricted gas flow. Grove and the other parties to the farm-in agreement conducted an evaluation and investigation and prepared a program to attempt to remove any possible damage prior to possible extended production testing. The program involves re-entering the D-14 well and deepening the well at a cost of approximately € 1.1million (approximately $1.5 million). If this work is successful then testing and completion costs of about € 0.10 million (approximately $ 0.14 million) will be incurred. These costs will be borne by Grove. If successful, one-third of these costs will be reimbursed by the other participants to the farm-in agreement.

Past costs and planned spending in Slovenia are:

($ thousands)	2004	2005	2006 Plan
Acquisition	327	-	-
Exploration & Development	5,198	3,719	1,500
Total	5,525	3,719	1,500

Offshore Activities in Italy / Tunisia

During 2005 Grove acquired, processed and interpreted 748 km of 2D seismic over the Pantelleria Permits. Also during 2005 the Company acquired an interest in the production sharing agreement over the Kerkouane permit in Tunisian waters adjacent to the Pantelleria Permits. The interest in the Kerkouane permit and certain geological and geophysical information were acquired from a private company. Combining information obtained from Grove's 2D seismic program and information obtained in connection with the Kerkouane permit, Grove has identified ten structures that warrant further geological or geophysical investigations or, in some cases, exploration drilling. At this time the Company is conducting a search for parties interested in farming into the Pantelleria/Kerkouane blocks.

The Kerkouane production sharing agreement is between Grove and Enterprise Tunisienne D'Activites Petrolieres ("ETAP"). ETAP is a Tunisian government company that holds the exploration permit over the Kerkouane permit area of approximately 6,720 square kilometers. As contractor, Grove agreed to undertake and finance all exploration, appraisal and development operations with respect to hydrocarbons within the permit area on behalf of ETAP. The two-year work commitment with respect to Kerkouane requires that Grove drill (or cause to be drilled) a well to a depth of 2,500 metres. Grove estimates that the cost of such a well would be about US$10.5 million (approximately $12.35 million). The Company does not believe that a drilling rig will be available until 2007.

Grove is entitled, from the start of production, to recover its past, current and future expenditures from a percentage of the oil or natural gas produced ("Cost Oil" or "Cost Gas") from the Kerkouane permit area. Production in excess of the Cost Oil or Cost Gas is shared on a formula basis between ETAP and Grove. The annual cost recovery ceiling for oil is 40 per cent and is 45 per cent for natural gas. Grove's share of profit oil and profit gas is set out in the following table:

Per Cent of Costs Recovered	Share of Profit Oil or Gas
Less than 100%	35.0%
100% to 150%	30.0%
150% to 170%	22.5%
170% to 200%	20.0%
200% to 230%	17.5%
More than 230%	15.0%

All taxes and government charges arising from production of hydrocarbons are paid by ETAP. Drilling rigs and other equipment normally used in petroleum operations are exempt from value added taxes or customs duties. Additionally, Grove is exempt from all other direct or indirect taxes.

Planned and past expenditures with respect to the Pantelleria/ Kerkouane offshore blocks are:

($ thousands)	2004	2005	2006 Plan
Acquisition	-	-	590
Exploration	135	857	-
Development	-	-	-
Total	135	857	590

Onshore Activities - Tunisia

Concurrent with the acquisition of the Kerkouane permit Grove acquired the rights to a Production Sharing Contract, with ETAP, for the Chorbane block. The Company's principal work commitment under the contract is to acquire 200 km of 2D seismic at an estimated cost of US$1.0 million (approximately $1.2 million).

Offshore Activities - United Kingdom North Sea

Grove has interests in seven blocks in the UK North Sea. Planned spending for 2006 include:

42/13 Block

Spending will be incurred to conduct a site survey (approximately £0.275 million), reprocess certain 3D seismic data (approximately £0.12 million), conduct geological and geophysical studies (approximately £0.1 million), holding costs (approximately £0.3 million) and drill a well (approximately £6 million dry hole cost). Grove's share of these planned costs is approximately £3.2 million or $6.4 million. In the event that the well is successful additional testing and completion costs are estimated to be about £1.5 million of which Grove's share would be approximately $0.75 million. Grove has provided a guarantee that it will fund its share of the cost of drilling a well at 42/13.

Spending at Grove's other UK North Sea blocks is estimated to be £0.2 million for 2006 of which Grove's contribution will be in the order of $0.13 million.
Grove has entered into a heads of agreement under which it will transfer its UK North Sea property interests to Virgo, in exchange for 27.5 per cent of the shares of Virgo. If this transaction is concluded Grove's funding obligations in respect of these blocks will also be transferred to Virgo; however, whether Grove will be released from its guarantee to fund a portion of the costs of a well at 42/13 is not known.

Offshore Activities - Dutch North Sea

In August 2005 Grove lodged an application for a Production Licence over Block P8 in the Dutch North Sea. Currently, the Company is in the process of finalizing the licence award with the Dutch Government. Block P8 contains an oil accumulation which was discovered by Mobil in 1982. The discovery and ensuing appraisal wells tested at rates of between 500-800 bopd. A company controlled by the Dutch government has a right, under Dutch law, to farm-in up to a 40 per cent working interest in P8. Grove expects that this company will exercise its right and will farm-in to a 40 per cent working interest. Once Grove recovers 150 per cent of its net investment in the block its interest is subject to an overriding royalty equal 2 per cent of net revenue. Net revenue is determined after deducting government taxes, royalties or similar taxes payable or attributed to production. In addition, Grove has also applied for three additional blocks (F14, F18 and L1b) in the Dutch North Sea.

Results of Operations and Financial Condition

Selected Annual Information

The net loss for 2005 was $7.4 million compared to $3.0 million for 2004 and $0.6 million in 2003. The increased loss in 2005 relative to 2004 was due to a foreign exchange loss of $1.7 million (2004 - nil), a $1.6 million property write down, increased general and administration expense and exploration expense.

The foreign exchange loss is attributable to the appreciation, during 2005, of the Canadian dollar relative to the Euro and the US dollar. At December 31, 2004 a Canadian dollar would purchase about 0.61 of a Euro and 0.83 of a US dollar. At year end 2005, a Canadian dollar was approximately equal to 0.72 of a Euro and 0.86 of a US dollar. At December 31, 2005 Grove held 6.57 million Euros which translated at 1.38 was equal to $9.06 million. A ten per cent change in the Euro - dollar exchange rate would result in a $0.90 million charge or credit to the Company's operations:

	Plus 10%	Minus 10%
Notional exchange rate	1.242	1.519
Euro amount Dec. 31, 2005 (000's)	6,565	6,565
Resulting Canadian dollar amount	8,157	9,969
Loss or (Gain)	906	(906)

Grove holds Euros because most of the Company's anticipated expenditures will be in Euros.

General and administration expense increased because of the addition of personnel and consultants necessary to manage the increased spending at the Company's properties.

Selected Annual Financial Information

Selected annual financial information is set out in the following table.

	Year ended December 31, 2005	2004	2003
Revenue	$ -	$ -	$ -
Income (loss) before discontinued operations	$ (7,396,107)	$ (3,021,031)	$ (572,934)
Income (loss) per share before discontinued operations	$ (0.06)	$ (0.06)	$ (0.02)
Discontinued operations	$ -	$ -	$ 521,495
Income (loss)	$ (7,396,107)	$ (3,021,031)	$ (51,439)
Income (loss) per share	$ (0.06)	$ (0.06)	$ (0.00)
Current assets	$ 11,070,437	$ 23,988,437	$ 869,532
Total assets	$ 30,809,143	$ 33,457,545	$ 1,766,888
Current liabilities	$ 1,617,470	$ 4,253,680	$ 1,016,153
Long-term liabilities	610,639	573,047	275,874
Total liabilities	$ 2,228,109	$ 4,826,727	$ 1,292,027
Working capital (deficiency)	$ 9,452,967	$ 19,734,757	$ (146,621)
Shareholders' equity	$ 28,581,034	$ 28,630,818	$ 474,861
Cash dividends declared per Common Share	$ -	$ -	$ -

Selected Quarterly Financial Information

The quarterly operating results are generally a function of administration and general costs, foreign exchange gains or losses, property writedowns, if any, and stock based compensation expenses.

	December 2005	September 2005	June 2005	March 2005	December 2004	September 2004	June 2004	March 2004
Total Revenue	$ -	$ -	$ -	$ -	$ -	$ -	$ -	$ -
Income (loss) before discontinued operations	(3,262,373)	(1,465,822)	(1,810,355)	(857,557)	(1,816,480)	(328,947)	(425,373)	(450,231)
Income (loss) per share before discontinued operations	(0.03)	(0.01)	(0.01)	(0.01)	(0.03)	(0.01)	(0.01)	(0.01)
Discontinued operations	-	-	-	-	-	-	-	-
Income (loss) for the period	(3,262,373)	(1,465,822)	(1,810,355)	(857,557)	(1,816,480)	(328,947)	(425,373)	(450,231)
Net income (loss) per share	$ (0.03)	$ (0.01)	$ (0.01)	$ (0.01)	$ (0.03)	$ (0.01)	$ (0.01)	$ (0.01)

Liquidity and Capital Resources

The Company's working capital, including cash and cash equivalents of $10.9 million, was $9.5 million at December 31, 2005.

Subsequent to December 31, 2005, the Company entered into an agreement to issue US$ 15,000,000 ($17,400,000) of convertible notes. The notes will have a five-year term and bear interest at 8.75 per cent per annum. Interest for the first year of the term would be payable, at the Company's election, in either Common Shares or cash. In subsequent years interest would be payable, at the holders' election, in either Common Shares or cash. Common Shares issued in satisfaction of interest will be deemed to be issued at a conversion price equal to a 10 per cent discount to the 30 day volume weighted average trading price of the Common Shares immediately preceding the determined date of conversion. The notes may be converted, by the holders, at any time during the term into Common Shares at the ratio of one Common share for each $1.00 of principal outstanding. If the volume weighted average price of the Common Shares is greater than or equal to $1.70 for 25 consecutive trading days the Company may cause the notes to be converted into Common Shares at the ratio of one Common share for each $1.00 of principal outstanding.

After the planned issue of the notes, working capital will be approximately $26.9 million.

For 2006 the Company's committed and expected spending requirement, excluding corporate overhead charges, is approximately $19.7 million. Estimated future years' spending is set out below.

($ thousands)		Timing of Expected Payments		
	Total	Less than one Year	One to Three Years	Beyond Three Years

Long-term debt (Note 1)	$25,013	$	888	$	4,568	$	19,557
Capital leases	-		-		-		-
Operating leases	775		155		465		155
Property Spending:							
Abbadesse (Note 2)	7,000		7,000		-		-
San Marco (Note 3)	500		500		-		-
Pantelleria/Kerkouane (Note 4)	590		590		-		-
South Craiova (Note 5)	1,850		1,850		-		-
Petisovci-Dolina	1,500		1,500		-		-
Chorbane	50		50		-		-
UK North Sea (Note 6)	6,513		6,513		-		-
Dutch North Sea	500		500		-		-
Asset retirement	611		248		-		363
	$44,902	$	19,794	$	5,033	$	20,075

Note 1 - Assumes that interest and principal on the Company's US$15 million convertible notes are paid in cash.
Note 2 - Assumes one well in 2006.
Note 3 - Assumes that a farm-in partner would fund one well in the future.
Note 4 - Assumes that a farm-in partner funds a well on the Sambucca prospect.
Note 5 - Assumes payment for the Company's share of the costs of acquisition of about 400 km of 2D seismic and one firm exploration well.
Note 6 - Assumes that the Company's funding obligations are not discharged upon the transfer of the UK North Sea assets pursuant to the heads of agreement described herein.

Off-Balance Sheet Arrangements

The Company has entered into agreements with various parties for the acquisition and advancement of its property interests and is required to meet certain spending obligations. Subject to the terms of the specific property agreements, terminating the agreements or arrangements might result in the Company losing its interest in the projects or being sued for non-performance. The Company's obligations with respect to its property interests are set out in the respective agreements and a summary of the relevant sections of the documents is set out herein. Management has no reason to believe that the other parties to the property interest agreements will not fulfill their obligations, but there can be no guarantee of the performance by other parties.

In order to fulfill its spending commitments under the property agreements, Grove will enter into contracts with providers of services and equipment. Should the Company's working capital not be sufficient or should another party to a property interest not fulfill its obligations, Grove might be sued for non-compliance under contracts with service or equipment providers.

Although the Company is selective in its choice of service and equipment providers there can be no guarantee that such providers will meet their obligations under contracts, which may result in loss to the Company or delays to the Company's projects.

Proposed Transactions

The Company constantly evaluates new projects and potential investment or divestment opportunities in order to develop the business. There are no proposed transactions, other than as described herein, reportable at this time.

Changes in and Initial Adoption of Accounting Policies

During 2005, the Accounting Standards Committee of the Canadian Institute of Chartered Accountants issued Section 1530, *comprehensive income*, Section 3831, *non-monetary transactions,* Section 3855 *financial instruments - recognition and measurement,* and Section 3865 *hedges.*

Section 1530 *comprehensive income*, would be effective for Grove's financial year ending December 31, 2007; however, the Company will adopt the provisions of this section commencing with the financial year ended December 31, 2006. Comprehensive income is the change in net assets from transactions and other events and circumstances arising from non-owner sources and; therefore, represents all changes in net assets except those resulting from investments and distributions to owners. Adopting these new accounting provisions should not have a material affect on the accounts of the Company.

Sections 3831, 3855 and 3865 would be effective for Grove's financial year ended December 31, 2007; however, the Company adopted the provisions of these sections as of January1, 2006. Adopting the provisions of Sections 3831, 3855 and 3865 will have no material affect on the Company's accounts. The provisions of Section 3831 require, in most instances, that non-monetary transactions be measured at fair value. Section 3855 defines financial instruments, prescribes how such instruments are to be initially measured and the accounting for subsequent changes in measurement of such instruments. The provisions of Section 3865 apply whenever an entity chooses to follow hedge accounting. Hedge accounting ensures that gains or losses arising from a risk exposure are recognized in the same period as any counterbalancing gains or losses arising from a corresponding hedging activity.

Financial Instruments, Currency, Interest Rate and Credit Risks

The Company's financial instruments consist of cash or cash equivalents, accounts receivable, accounts payable and accrued liabilities. These instruments are recorded at their carrying value which approximates fair value due to their immediate or short term maturity. The Euro denominated value added tax receivable is remeasured into dollars at each balance sheet date and consequently has an inherent currency risk. This risk has not been hedged. The Company is not subject to significant credit or interest rate risk with respect to these instruments. To the extent that the Company holds cash or cash equivalents in Canadian dollars and has spending commitments denominated in

United States Dollars, United Kingdom Pounds or Euros the Company is subject to currency exchange rate fluctuations. To mitigate these risks the Company's practice is to periodically convert funds from Canadian dollars to other currencies in order to match its spending requirements.

Segmented Information

The Company's operating business segment is the acquisition, exploration and development of oil and natural gas properties in Europe and the Mediterranean Margin. Details concerning segmented information are set out in note 13 to the consolidated financial statements

Outstanding Share Capital

Details with respect to outstanding warrants and options are set out in note 9 to the consolidated financial statements. At April 12, 2006 there were 2,080,000 Common Shares reserved, until April 28, 2006, for conversion at $0.40 per Common Share in respect of outstanding share purchase warrants. There were 9,375,000 Common Shares reserved for issue for outstanding stock options. The weighted average exercise price and life of outstanding stock options at April 12, 2006 is $0.70 and 35 months, respectively.

Disclosure Controls and Procedures

The Company maintains systems and control procedures to provide reasonable assurance that material information about the Company's activities, commitments, obligations, contingencies and accounting information are brought to the attention of the officers and directors of the Company. The Chief Executive Officer and the Chief Financial Officer of the Company continuously evaluate the effectiveness of such systems and control procedures and have concluded that the systems and control procedures operated effectively throughout the year ended December 31, 2005 and through to the date of this discussion and analysis.

Grove Energy Limited
Corporate Information

Company Offices

(Canada)
Suite 1500,
Hong Kong Bank Building
885 West Georgia Street
Vancouver, B.C.
Canada V6C 3E8

Tel: 1-604-669-2099
Fax: 1-604 943 3716
office@groveenergy.com

(United Kingdom)
Suite 4
Audit House
260 Field End Road
Ruislip
MIDDX HA4 9LT
UK
Tel: 011 44 208 429 7478
Fax: 011 44 208 429 7479

Company Auditor (Canada)

Mackay LLP
1100 - 1177 W. Hastings St
Vancouver BC V6E 4T6
Canada
Tel: 1-604-687-4511
Fax: 1-604-687-5617

Transfer Agent (Canada)

Pacific Corporate Trust Company
510 Burrard Street, 3rd Floor
Vancouver, BC V6C 3B9
Canada
Tel: 1-604-689-9853
Fax: 1-604-689-8144

Corporate Lawyers

(Canada)
Tupper Jonsson & Yeadon
1710-1177 West Hastings Street
Vancouver, B.C., V6E 2L3, Canada
Tel: 1-604-683-9262
Fax: 1-604-681-0139

(United Kingdom)
McCarthy Tetrault LLP
2nd floor, 5 Old Bailey
London EC4M 7BA, United Kingdom
Tel: 011 44 20 7489 5700
Fax: 011 44 20 7489 5777
www.mccarthy.ca

Grove Energy Limited

, 2006

Shareh

ring Energy Limited continued to build a ... nced portfolio of exploratio ... nd the Mediterranean Basin.

nt of 2005 was the discovery of t ... se Field in the San Marc ... sition was further strengthened ... rd of the Casale Cocch ... Abbadesse Field. ENI's rec ... discovery, 1,100 meter ... ll, has further demonstrate ... value of Grove's 29,254 ... is working with ENI to ... nt strategy for the Abbad ... overy. The common ... egy is to commence deve ... as soon as possible. ... appointed that its exploitation ... ield was held in abeyar ... of the Long ... esi-1 well; howeve ... n the ENI discovery ... ely determi ... most appropr ... the Abbadesse Field

ar term, Grove ... developme ... n well in the ... We believ ... d a three-y ... acreage ... ng of an ... will gre ... 's 2007

Sicily Ch ... -year e ... an 70 ... and inte ... ge o ... tified. ... well

fy th

BEST AVAILABLE COPY

www